INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED OCTOBER 4, 1996
                                                                      PROSPECTUS
                             CRAGAR INDUSTRIES, INC.

                                1,000,000 Units
               Each Unit Consisting of One Share of Common Stock
                     and One Common Stock Purchase Warrant

    Cragar Industries, Inc., a Delaware corporation ("the Company"), hereby offers (the "Offering") 1,000,000 shares of the Company's common stock, $0.01 par value (the "Common Stock"), and 1,000,000 warrants to purchase Common Stock (the "Warrants"). The Common Stock and the Warrants offered hereby (hereinafter collectively referred to as the "Units") may only be purchased under this Offering together, as one share of Common Stock and one Warrant. The initial public offering price for the Units will be $6.00 per Unit. See "Plan of Distribution" for information relating to the factors considered in determining the initial public offering price for a Unit. Each Warrant is separately transferrable immediately upon issue and entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $7.20.

    The minimum offering by the Company will be 666,667 Units ($4,000,002) and the maximum offering will be 1,000,000 Units ($6,000,000). The Units are being offered by the Company on a "best efforts, all or none" basis with respect to the first 666,667 Units sold, and on a "best efforts" basis with respect to sales of Units thereafter up to the maximum number of Units being offered. Subscription payments for this Offering are irrevocable and will be deposited in an escrow account at __________________________ (the "Escrow Agent"). This Offering will terminate 120 days from the date of this Prospectus (__________, 1997) unless this Offering is otherwise extended one or more times in the discretion of the Company for an additional period not to exceed 120 days (through _______________, 1997) (the "Minimum Offering Period"), or unless subscription funds for the minimum number of Units offered hereby have been received and accepted prior to the end of the Minimum Offering Period. In no event, however, may the Offering period exceed two years from the date of this Prospectus. If subscriptions for the minimum number of Units offered hereby have not been received and accepted by the Company by the end of the Minimum Offering Period, no Units will be sold, and all funds held in escrow will be returned promptly to investors with their proportionate share of interest, if any, earned on the funds they deposited in the escrow account. See "Plan of Distribution."

    There has been no public market for the Common Stock and the Warrants prior to this Offering, and there can be no assurance that a public market will develop or be maintained following this Offering. The initial public offering price for the Units has been determined solely by the Company, and does not necessarily bear any direct relationship to the Company's assets, operations, book or other established criteria of value. See "Risk Factors" and "Dilution."

    The Company has applied for inclusion on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") for the SmallCap Market under the symbols "CRGR" for its Common Stock and "CRGRW" for its Warrants. In the event that the Common Stock or Warrants are not accepted for inclusion upon the Nasdaq, an investor would likely find it difficult to dispose of the Common Stock or Warrants, or to obtain current quotations as to their value.

    SEE "RISK FACTORS" AT PAGE 8 OF THIS PROSPECTUS FOR CERTAIN INFORMATION WHICH SHOULD BE CAREFULLY CONSIDERED BEFORE PURCHASING THE UNITS OFFERED HEREBY.

        THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
           OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
            OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

=========================================================================
                                       Underwriting
                     Price to          Discounts and       Proceeds to
                     Public(1)         Commissions(2)       Company(3)
-------------------------------------------------------------------------
Per Unit                $6.00              $0.30             $5.70
------------------------------------------------------------------------
Total Minimum           $4,000,002         $200,000          $3,800,002
------------------------------------------------------------------------
Total Maximum           $6,000,000         $300,000          $5,700,000
========================================================================

    (1) The Units are being offered for sale at $6.00 per Unit. A minimum investment of 100 Units ($600) is required of each investor, provided that the Company, in its discretion, may reduce the size of the minimum investment. Payment in full is due upon subscription.

    (2) The Units are being offered by the Company on a "best efforts, all or none" basis with respect to the minimum number of Units offered hereby, and on a "best efforts" basis with respect to sales of Units thereafter up to the maximum number of Units being offered. The Company expects that it may also engage independent broker/dealers who are members of the National Association of Securities Dealers, Inc. ("Participating Dealers") to sell the Units. The Company anticipates that it will pay Participating Dealers sales commissions equal to 5% of the subscriptions sold by such Participating Dealers and, for $0.01 each, an aggregate of up to 150,000 warrants, each warrant entitling the holder to purchase one share of Common Stock at $7.20 (the "Dealer Warrants"). Participating Dealers will not receive selling commissions with respect to Units sold by the Company or its officers or directors. No underwriting discounts or commissions will be paid to such officers or directors. The Company will, under certain circumstances, indemnify the Participating Dealers from certain civil liabilities which may arise with respect to this Offering, including liabilities under the Securities Act. See "Plan of Distribution."

    (3) This amount is after payment of sales commissions, but before deduction of offering and related expenses incurred by the Company in this Offering, which are estimated as follows:

         Securities and Exchange Commission Registration Fee   $ 4,329
         Nasdaq Filing Fee                                       7,291
         NASD Fee                                                1,929
         Blue Sky Filing Fees and Expenses                      25,000
         Warrant Agent, Transfer Agent, and Registrar Fees       3,000
         Printing Expenses                                      40,000
         Legal Fees and Expenses                               150,000
         Accounting Fees and Expenses                           95,000
         Miscellaneous                                          73,451
                                                                ------
                  Total                                       $400,000
                                                               =======

                             -----------------------
        THE DATE OF THIS PROSPECTUS IS __________________ .

                                     CRAGAR































                                                                     TRU~SPOKE
                                                                    wire wheels

                              AVAILABLE INFORMATION

         The Company has not been subject to the reporting requirements of the Securities Exchange Act of 1934. The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form SB-2 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act with respect to the securities being offered pursuant to this Prospectus. This Prospectus does not contain all information set forth in the Registration Statement and exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 25049 and at the regional office of the Commission located at 5670 Wilshire Boulevard, 11th Floor, Los Angeles, California 90036-3648. Copies of such material can be obtained at prescribed rates from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 25049. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy, and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. Statements contained in this Prospectus concerning the provisions of any documents are not necessarily complete and in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

         The Company intends to furnish to its stockholders annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year.

         CRAGAR(R), Keystone(R) Klassic(R), Legacy(TM), CRAGAR LITE(TM), Star Wire(TM), TRU~CRUISER(TM), Street Pro(R), S/S(R), The Wheel People(TM), Blunt(TM), and TRU~SPOKE(R) are trademarks of the Company. This Prospectus also contains trademarks of companies other than the Company.


                            SUBSCRIPTION INFORMATION

         Subscribers purchasing Units should make checks payable to "_________ ___________________, as Escrow Agent for Cragar Industries, Inc." Subscribers must also complete a Subscription Agreement in the form of Appendix A to this Prospectus. For convenience, a Subscription Agreement has also been included in this Prospectus. Additional copies of the Subscription Agreement may be obtained by writing, calling, or faxing the Company at its office, located at 4636 North 43rd Avenue, Phoenix, Arizona 85031, telephone (602) 247-1300, facsimile (602) 846-0684.

                               PROSPECTUS SUMMARY

         The following is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Except as otherwise indicated, the information in this Prospectus assumes that 1,000,000 Units are issued pursuant to this Offering and further assumes no exercise of (i) the Warrants included in the Units offered hereby and any Dealer Warrants that may be offered hereby, and (ii) currently outstanding warrants and options to purchase up to 284,463.2 shares of Common Stock. Except as otherwise indicated, the information in the Prospectus also assumes conversion of certain of the Company's outstanding notes that will be automatically converted into 359,721.6 shares of Common Stock upon the date of the Escrow Agent's release to the Company of at least $4,000,002 (the minimum offering amount) from the escrow account (the "Closing Date"). In addition to the other information in this Prospectus, prospective investors should carefully consider the information set forth under the heading "Risk Factors."


                                   THE COMPANY

         CRAGAR Industries, Inc. ("CRAGAR" or the "Company") is a leading developer, assembler, and distributer of high quality custom vehicle wheels and wheel accessories. The Company possesses one of the most widely recognized and positively regarded brand names in the automotive industry. CRAGAR's products utilize unique technology and styling which enhance the individual appearance and/or performance of cars, trucks, and vans.

         CRAGAR's wheel products are sold in the automotive aftermarket through a national distribution network of value-added resellers, including major tire and automotive performance warehouse distributors, large tire and automotive performance retailers, and mail order houses. Major resellers include Super Shops, J. H. Heafner Company, Inc., and B & R Wholesale Tire. These resellers provide a combination of services to CRAGAR, including, among others, stocking large amounts of inventory, carrying out telemarketing campaigns, publishing marketing literature and catalogs, distributing CRAGAR's marketing literature, and providing on-site training to retail sales people. The Company supports these sales efforts with a multifaceted marketing program focused on both end-user consumers and the Company's resellers.

         The Company's wide selection of custom wheels and components are designed to appeal to automotive enthusiasts who desire to modify the styling, design, or performance of their cars, trucks or vans. CRAGAR wheels are also used by car and truck dealers to upgrade their inventory of vehicles. In order to appeal to a variety of consumers groups, CRAGAR offers an assortment of custom and specialty steel and aluminum wheels. These products are sold under a number of tradenames, including CRAGAR, CRAGAR Lite, Keystone Klassic, S/S, StarWire, TRU~CRUISER, and TRU~SPOKE. In addition, the Company offers a full line of wheel accessories, including lug nuts, spacers, bolts, washers, spinners, and hubcaps.

         Specialty Equipment Market Associations ("SEMA") reports that the custom wheel industry has grown at a rate of 15.5% per annum since 1991, from manufacturer sales of approximately $420 million in 1991 to $650 million in 1994. The Company believes that consumer desire for individuality in vehicle appearance will contribute to the Company's growth because custom wheels represent one of the easiest, least expensive, and quickest ways to dramatically alter the appearance of a vehicle.

         The Company's long-term revenue growth strategy is to increase its presence as a leading niche marketer of high quality custom vehicle wheels and wheel accessory products by capitalizing on consumer recognition of the "CRAGAR" brand name and the Company's distribution network. The Company intends to implement this strategy by:

         - Continuing to build the CRAGAR name with enhanced marketing and superior product quality

         - Identifying and developing new product lines in order to build its customer loyalty into a broader-based business, and expanding existing product lines by manufacturing existing products to fit additional applications

         - Diversifying domestic product distribution by penetrating new geographic areas and targeting key distributors and national retail accounts to service its customer and consumer markets

         -        Expanding the Company's penetration into international markets

         - Making strategic acquisitions or entering into joint ventures or other business relationships with strategic partners.

         The Company was incorporated in Delaware in December 1992. The principal executive offices of the Company are located at 4636 North 43rd Avenue, Phoenix, Arizona 85031. The Company's telephone number is (602) 247-1300.

                                  THE OFFERING

Units offered by the Company             1,000,000 Units

Common Stock to be outstanding
after the Offering                       2,290,304.96 shares

Use of Proceeds                          Repayment of debt and other
                                         general corporate purposes,
                                         including but not limited to,
                                         marketing, product development
                                         and enhancement, facility
                                         improvement, and new ventures.
                                         See "Use of Proceeds."

Risk Factors                             This offering involves a high
                                         degree of risk.  See "Risk
                                         Factors."

Proposed Nasdaq Symbols                  Common Stock: CRGR; Warrants: CRGRW.

                          SUMMARY FINANCIAL INFORMATION
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                              YEARS ENDED           SIX MONTHS ENDED
                                              DECEMBER 31,               JUNE 30,
                                           -----------------      ---------------------
                                             1994     1995         1995          1996
                                           -------   -------      -------       -------
                                                                (UNAUDITED)   (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Net sales                                  $20,270   $22,936      $13,790       $12,528
                                           -------   -------      -------       -------

Gross profit                                 3,103     2,646        1,993         1,931
                                           -------   -------      -------       -------
Selling, general and administrative
    expenses                                 3,888     2,912        1,529         1,377

Amortization of excess of fair value
    of assets acquired over cost             (738)     (738)        (369)         (369)
                                           -------   -------      -------       -------

Income (loss) from operations                 (47)       472          833           923

Interest and other expenses, net             1,510     1,165          578           412
                                           -------   -------      -------       -------

Income (loss) before income taxes           (1,557)     (693)         255           511
                                           -------   -------      -------       -------

Extraordinary item                           1,107       ---          ---           ---
                                           -------   -------      -------       -------

Net earnings (loss)                        $  (450)  $  (693)     $   255       $   480
                                           =======   =======      =======       =======
Net earnings (loss) per common and
     common equivalent share               $ (0.40)   $(0.60)     $  0.22       $  0.41
                                           =======   =======      =======       =======
Net earnings (loss) per common share--
     assuming full dilution                 ---   (1)  ---  (1)   $  0.18       $  0.33
                                                                  =======       =======
Weighted average common and common
     equivalent shares outstanding           1,120     1,154        1,148         1,174
                                           =======   =======      =======       =======
Weighted average common shares out-
     standing--assuming full dilution       ---    (1) ---  (1)     1,439         1,466
                                                                  =======       =======

                                         DECEMBER 31,             JUNE 30, 1996 (UNAUDITED)
                                            1995                  -------------------------
                                                                         PROFORMA
                                                      ACTUAL           AS ADJUSTED(2)
BALANCE SHEET DATA:                                               Minimum         Maximum
                                          --------   ------------------------------------
Working capital                           $  8,354   $ 8,346     $  9,066      $  9,066

Total assets                                13,966    14,929       15,649        15,649

Long term debt(3)                           10,531    10,165        5,349         3,449

Excess of fair value of
 assets acquired over cost                   1,475     1,106        1,106         1,106

Stockholders' equity (deficit)              (1,604)   (1,125)       4,125         6,025

(1) Amounts are not disclosed as the impact of the convertible debt is anti-dilutive.
(2) Adjusted to give effect to the sale by the Company of the maximum and minimum number of Units offered hereby at the initial public price of $6.00 per Unit and the application of the estimated net proceeds therefrom. See "Use of Proceeds."
(3)  Does not include excess of fair value of assets acquired over cost.  See
     Note 3 of Notes to Financial Statements. See Notes 9, 10, 11 and 16 of Notes to Financial Statements for a description of the Company's long-term debt and lease obligations.

                                  RISK FACTORS

         In addition to the other information in this Prospectus, prospective investors should carefully consider the following risk factors in evaluating the Company and its business before purchasing the Units offered hereby.

NO ASSURANCE OF PROFITABLE OPERATIONS

         The Company was incorporated in December 1992, and incurred significant losses in 1993, 1994, and 1995. For the six months ended June 30, 1996, the Company achieved profitability with net earnings of approximately $480,000 (including $368,734 related to the amortization of negative goodwill) on total revenues of approximately $12.5 million. The Company's ability to achieve profitability as it pursues its business strategy will depend chiefly upon its ability to: (i) expand its revenue-generating operations; (ii) reduce its administrative overhead; (iii) adapt to the increasingly competitive market in which it operates; and (iv) effectively manage its cost of sales. Outside factors, such as the economic environment in which it operates, will also have an effect on the Company's business.

DEPENDENCE ON KEY CUSTOMERS

         A limited number of customers have accounted for a substantial portion of the Company's revenues in each year. In 1995, the Company's ten largest customers accounted for approximately 70.4% of its gross sales, with three accounting for a total 44.9%. Super Shops, J. H. Heafner Company, Inc., and B & R Wholesale Tire accounted for 23.6%, 11.8%, and 9.5% of gross sales, respectively, in 1995. For the six months ended June 30, 1996, the Company's ten largest customers accounted for approximately 75.4% of gross sales, with Super Shops at 28.6%, J. H. Heafner Company, Inc. at 12.4%, and B & R Wholesale Tire at 9.0%. The Company does not have any long-term contractual relationships with any of its major customers. The loss, material reduction, or delay in orders by any of the Company's major customers, including reductions due to market, economic, or competitive pressures in the automotive aftermarket industry, could adversely affect the Company's business, financial condition, and results of operations. The Company's ability to obtain orders from new customers as well as the financial condition and success of its current customers and the general economy are critical to the Company's success in the future. There can be no assurance that the Company will be able to maintain or continue to increase the level of its sales in the future or that the Company will be able to retain existing customers or attract new customers. See "Business - Distribution - Sales and Marketing."

RISK OF PRODUCT LIABILITY

         The nature of the Company's business exposes it to risk from product liability claims. The Company currently maintains product liability insurance for its products, with limits of $1,000,000 per occurrence and $2,000,000 in the aggregate per annum. However, such coverage is becoming increasingly expensive and there can be no assurance that the Company's insurance will be adequate to cover future product liability claims, or that the Company will be successful in maintaining adequate product liability insurance at commercially reasonable rates. In addition, the Company is currently one of four defendants in a product liability case that is not covered by insurance. While the Company is defending itself vigorously in this matter, there can be no assurance that the ultimate resolution of this case will not result in a material adverse effect on the Company's financial condition. Any losses that the Company may suffer as a result of this or any future liability claims, including the successful assertion against the Company of claims in excess of the Company's coverage, may have a material adverse effect on the Company's business, financial condition, and results of operations. In addition, any product liability litigation may have a material adverse effect on the reputation and marketability of the Company's products. See "Business - Product Warranties" and "Business - Legal Proceedings."

VARIABILITY IN QUARTERLY OPERATING RESULTS; SEASONALITY

         The Company may experience significant fluctuations in future quarterly operating results due to a number of factors including, among other things, the size and timing of customer orders, delays in new product enhancements and new product introductions, vendor quality control and delivery difficulties, market acceptance of new products, product returns, seasonality in product purchases by distributors and end users, and pricing trends in the automotive aftermarket industry in general and in the specific markets in which the Company is active. Any of these factors could cause quarterly operating results to vary significantly from prior periods. Historically, the Company's net sales have been highest in the first and second quarters of each year. Significant variability in orders during any period may have an adverse impact on the Company's cash flow or work flow, and any significant decrease in orders could have a material adverse impact on the Company's results of operations and financial conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON THIRD PARTY SUPPLY AND MANUFACTURING RELATIONSHIPS

         The Company's business is dependent upon the assembly of parts that it obtains from its suppliers. Consequently, an interruption in the supply, a significant increase in the price of such supplies, or a reduction in the quality or condition of supplies could have a material adverse effect on the Company's results of operations and financial condition. The Company in the past, from time to time, has experienced delays in delivery of products from vendors. In addition, one of the Company's significant suppliers is located in China, which has been subject to numerous trading restrictions by the United States from time to time. The Company also has suppliers in the Philippines and Taiwan.

         The parts obtained by the Company are primarily metal products, the cost of which could vary greatly due to shortages in the availability of certain raw materials. Due to the competitive nature of its marketplace, the Company may not be able to pass on all of such costs to its customers. Furthermore, there can be no assurance that such materials will be delivered on a timely basis or on terms favorable to the Company. Although the Company believes that alternative sources of supply exist or can be developed, if the Company loses its present sources of supply for these materials, or is not able to obtain such materials on favorable terms or experiences delays in receiving them, there may result from any one of such events a material adverse effect the Company's results of operations and financial condition. See "Business - Manufacturing."

COMPETITION

         The market for the Company's products is highly competitive and is based primarily on (i) product selection, (ii) product availability, (iii) quality, (iv) design innovation, (v) price, and (vi) service. Many of the Company's competitors have substantially greater financial and other resources than the Company and may offer lower prices on competing products. Another key competitive factor among suppliers of automotive aftermarket products is the ability to promptly deliver products to dealers and distributors and, accordingly, even smaller regional companies may be able to compete effectively against the Company. The Company has experienced delays in product shipments arising out of problems with its vendors and arising from the Company's move in 1993 from Compton, California to Phoenix, Arizona.

         Increased competition could result in product price reductions, reduced margins, and loss of market share, all of which could have a material adverse effect on the Company's results of operations and financial condition. While the Company believes that it offers a wide selection of wheels and that its prices are competitive given the quality level of its products, the Company relies on its reputation for selling quality products and on its strong brand-name recognition. There can be no assurance that the Company will be able to compete successfully in the future with its competitors. The Company continually strives to develop new and innovative designs and technologies to differentiate its products from those of its competitors. There can be no assurance that the Company will be able to develop sufficient new designs and technologies and any failure to do so could have a material adverse effect on its results of operations and financial condition. See "Business - Competition."

CHANGING CUSTOMER TRENDS

         The Company's success is substantially dependent upon the continued success of its traditional wheel product lines. There can be no assurance that the Company's traditional wheel designs will continue to enjoy acceptance among the Company's customers or that any new wheel designs will enjoy acceptance by the Company's customers. Furthermore, various federal, state, and local laws regulating automobile emissions may have the effect of reducing the number of older cars in operation in the future. In such event, the demand for the Company's traditional wheel product lines may be reduced.

         The Company's success is also dependent in part on its ability to correctly and consistently anticipate, gauge, and respond in a timely manner to changing consumer preferences. The Company attempts to minimize the risks relating to changing consumer trends by offering a wide variety of product styles, analyzing consumer purchases, maintaining active product development efforts, and monitoring sales of its products. However, any misjudgment by the Company of the market for a particular product, or its failure to correctly anticipate consumer preferences, could have a material adverse impact on its results of operations and financial condition. See "Business - Product Development."

DEPENDENCE ON EXTERNAL FINANCING

         The Company has borrowed, and will continue to borrow, substantial amounts to fund its operations from financing companies and other lenders. Currently, the Company receives financing pursuant to a revolving credit facility (the "Credit Facility") with Norwest Business Credit, Inc. ("Norwest"). The Credit Facility, which extends through April 15, 1998, has a maximum commitment of $9,500,000, and is subject to, among other things, the Company's collateral availability at the time of borrowing and the satisfaction of certain financial covenants. The Credit Facility is secured by substantially all of the Company's assets. The aggregate principal amount outstanding under the Credit Facility as of June 30, 1996 was approximately $6,980,827, and the amount available to be borrowed, based on collateral availability, was approximately $257,000. The interest rate on the Credit Facility is variable based on the prime rate. Accordingly, the Company's interest expense could rise if interest rates increase.

         Among the financial covenants in the Credit Facility is a prohibition against the Company paying dividends without Norwest's prior consent. Other financial covenants include the maintenance of specified cumulative net income and adjusted net worth levels and of a specified debt service covenant ratio. There can be no assurance that the Company will be able to satisfy the terms and conditions of the Credit Facility or that the Credit Facility will be extended beyond its current expiration date of April 15, 1998.

FUTURE CAPITAL REQUIREMENTS

         To the extent that the proceeds from this Offering and cash flow from operations are insufficient to fund the Company's activities, the Company will be required to raise additional funds through equity or debt financings. No assurance can be given that such financings will be available on terms acceptable to the Company, if at all. Moveover, such financings, if available, may result in further dilution to the Company's shareholders and in higher interest expense. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

ADVERSE EFFECT OF REDUCED DISCRETIONARY CONSUMER SPENDING

         Purchases of specialty automotive aftermarket products are discretionary for consumers. The success of the Company is influenced by a number of economic factors affecting disposable income, such as employment levels, business conditions, interest rates, and tax rates. Adverse changes in these economic factors, among others, may cause consumers to reduce discretionary spending for the Company's products, thereby adversely affecting the Company's results of operations and growth.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of a substantial number of shares of the Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Certain shareholders of the Company have agreed pursuant to "lock-up" agreements (the "Lock-up Agreements") that they will not, without the prior written consent of the Company, offer, sell, or otherwise dispose of shares of Common Stock or presently outstanding options and warrants beneficially owned by them for a specified period of time following this Offering. Holders of approximately 765,710.87 shares of Common Stock and approximately 113,137.5 presently outstanding options and warrants have agreed to a six month lock-up period (agreeing not to offer, sell, or otherwise dispose of their securities for a period of six months from the date of this

Prospectus), and holders of approximately 524,594.09 shares of Common Stock and approximately 171,325.7 presently outstanding options and warrants have agreed to a three month lock-up period (agreeing not to offer, sell, or otherwise dispose of their securities for a period of three months from the date of this Prospectus). Upon the expiration of the Lock-up Agreements, these securities will become eligible for sale in the public market, subject to the provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). The Company intends to file a registration statement under the Securities Act after consummation of this Offering to register shares to be issued pursuant to the Company's 1996 Stock Option and Restricted Stock Plan and the 1996 Non-Employee Directors' Option Plan. See "Description of Securities - Shares Eligible for Future Sale."

ENVIRONMENTAL COMPLIANCE

         In the ordinary course of its assembling process, the Company uses metals, oils, and similar materials which are stored on site. The waste created by use of these materials is transported off-site on a regular basis by a state-registered waste hauler. Although the Company is not aware of any claim involving the violation of environmental or occupational safety and health laws and regulations, there can be no assurance that such a claim may not arise in the future, which may have a material adverse effect on the Company.

CONTROL BY EXISTING SHAREHOLDERS

         The directors, officers, and principle shareholders of the Company, will beneficially own approximately 40% of the Company's outstanding voting securities upon completion of this Offering. Because of their stock ownership and positions with the Company, these persons will be in a position to continue to control the affairs and management of the Company. Such concentration of ownership and control may have the effect of delaying, deferring, or preventing a change in control of the Company. See "Principal Shareholders" and "Description of Capital Stock."

DEPENDENCE ON KEY PERSONNEL

         The Company's success depends, in large part, on the efforts and abilities of its management team, including Michael L. Hartzmark, Ph.D., its President and Chief Executive Officer. The loss of the services of Dr. Hartzmark could have a material adverse effect on the business of the Company. There is no assurance that Dr. Hartzmark will remain employed by the Company. However, prior to this Offering, Dr. Hartzmark and his family held over 21% of the Company's Common Stock. In addition, the success of the Company will depend on, among other factors, the successful recruitment and retention of qualified management and other personnel. See "Management."

EFFECT OF PREFERRED STOCK ON RIGHTS OF COMMON STOCK

         The Board of Directors of the Company is authorized to issue, from time to time, without any action on the part of the Company's shareholders, up to 200,000 shares of Preferred Stock in one or more series, with such relative rights, powers, preferences, limitations, and restrictions as are determined by the Board of Directors at the time of issuance. Accordingly, the Board of Directors is empowered to issue preferred stock with dividend, liquidation, conversion, voting, or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. In the event of such issuance, the preferred stock could be utilized, as a method of discouraging, delaying, or preventing a change in control of the Company. See "Description of Capital Stock - Preferred Stock."

INTERNATIONAL SALES

         A significant element of the Company's business strategy is to continue to expand into selected international markets. In 1995 and during the six month period ended June 30, 1996, the Company derived approximately 5.4% and 5.8%, respectively, of total gross sales from international markets. The Company's international sales efforts are subject to the customary risks of doing business abroad, including exposure to regulatory requirements, political and economic instability, barriers to trade, trade restrictions (including import quotas), tariff regulations, foreign taxes, restrictions on transfer of funds, difficulty in obtaining distribution and support, and export licensing requirements, any of which could have a material adverse effect on the Company's operations. In addition, a weakening in the value of foreign currencies relative to the U.S. dollar and potential fluctuations in foreign currency exchange rates could have an adverse impact on the price of the Company's products in its international markets. See "Business - Distribution, Sales and Marketing."

ABSENCE OF PUBLIC MARKET AND POSSIBLE VOLATILITY OF STOCK PRICE

         Prior to this Offering, there has been no public market for Common Stock. There can be no assurance that an active trading market will develop after completion of this Offering or, if developed, that it will be sustained. There can be no assurance that the market price of the Common Stock will not decline below the initial offering price. As discussed above under "Variability in Quarterly Operating Results; Seasonality," quarterly fluctuations in the Company's financial performance can be caused by many factors. The securities of many emerging companies have experienced price and volume fluctuations which are, at times, unrelated or disproportionate to the operating performance of such companies. Such fluctuations may be the result of changes in conditions affecting the economy in general, analysts' reports, general trends in the industry, and other events or factors. These conditions may have a material adverse effect on the market price of the Common Stock.

DILUTION

         Purchasers of the Units offered hereby will incur immediate substantial dilution in net tangible book value of the Common Stock. The conversion of existing convertible notes or the exercise of warrants and options also have an additional dilutive effect on the interests of the purchasers of the Units. See "Dilution."

LACK OF CURRENT SPECIFIC PLANS FOR SUBSTANTIAL PORTION OF OFFERING PROCEEDS.

         The Company does not have current specific plans for all of the proceeds to be received from this Offering. As a result of the lack of current specific plans, management has a large amount of discretion as to how the proceeds of the Offering will be used. See "Use of Proceeds."

                                 USE OF PROCEEDS

         The net proceeds to the Company from the sale of the Units (after deducting estimated commissions and offering expenses) are estimated to be $5,300,000 if the maximum number of 1,000,000 Units are sold and $3,400,002 if the minimum number of 666,667 Units are sold.

         The Company intends to use $1,500,000 of the net proceeds to repay certain promissory notes privately issued by the Company on July 1, 1996 (the "Bridge Notes"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Bridge Notes." The Bridge Notes are due in full on June 30, 1998 or earlier in certain circumstances, including within 30 days following the initial underwritten public offering of the Company's Common Stock. The Bridge Notes bear interest at the rate of 8% per annum payable on June 30 of each year. The Company used $779,727 of the proceeds from the issuance of the Bridge Notes to satisfy a $1,110,216 obligation to one of its creditors. See "Certain Transactions."

         The Company intends to use the remaining proceeds of this Offering (approximately $3,800,000 if the maximum number of Units are sold and approximately $1,900,002 if the minimum number of Units are sold) to reduce the debt outstanding under the Credit Facility with Norwest. The Credit Facility, which extends through April 15, 1998, has a maximum commitment of $9,500,000, and is subject to, among other things, the Company's collateral availability at the time of borrowing and the satisfaction of certain financial covenants. Interest is due monthly at the prime rate plus 2.25%. The aggregate principal amount outstanding under the Credit Facility as of June 30, 1996 was approximately $6,980,827, and the amount available to be borrowed was approximately $257,000.

         Subject to the Company's collateral availability and the satisfaction of certain financial covenants, the Company intends to reborrow amounts repaid under the Credit Facility to implement its long-term growth strategy (such reborrowed amounts are hereinafter referred to as the "Credit Facility Reborrowings"). See "Business - Business Strategy." Although subsequent events, such as changing market conditions and new opportunities for strategic investments or acquisitions, may cause the Company to alter its use of the Credit Facility Reborrowings, the Company anticipates that such growth-related expenditures will initially focus on increased advertising and marketing programs (see "Business - Distribution, Sales and Marketing - Sales"); plant and facility improvements, including improvement of tooling; and investment in new ventures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                 DIVIDEND POLICY

         The Company does not intend to pay cash dividends in the foreseeable future. The Company's revolving Credit Facility with Norwest prohibits the payment of dividends by the Company without the prior written consent of Norwest.

                                    DILUTION

         Dilution is determined by subtracting net tangible book value per share after the Offering from the amount of cash paid by a new investor for a Unit. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock issued and outstanding.

         Based on the Company's June 30, 1996 financial position, and assuming conversion on that date of certain of the Company's outstanding notes that will be automatically converted into 359,721.6 shares of Common Stock upon the Closing Date, the Company had a net tangible book value available to holders of Common Stock of approximately $1,628,493 or $1.26 per share. After giving effect to the sale of the Units offered by the Company hereby at the initial offering price of $6.00 per Unit, and assuming no other changes in the net tangible book value after June 30, 1996, the Company's net tangible book value (after deduction of underwriting discounts and commissions and estimated offering expenses) at June 30, 1996 would have been approximately $6,928,493, or $3.03 per share if the maximum number of Units are sold, or approximately $5,028,495, or $2.57 per share, if the minimum number of Units are sold. Assuming the maximum number of Units are sold, this represents an immediate increase in net tangible book value of $1.77 per share to existing shareholders and an immediate dilution to new investors of $2.97 per share. Assuming the minimum number of Units are sold, this represents an immediate increase in net tangible book value of $1.31 per share to existing shareholders and an immediate dilution to new investors of $3.43 per share. The following table illustrates the per share dilution:

         MAXIMUM
         -------
         Initial public offering price per Unit                                     $6.00
                  Net tangible book value per share
                    before the Offering                             $1.26
                  Increase per share attributable
                    to new investors                                $1.77
                                                                    -----
         Net tangible book value per share after the Offering                       $3.03
                                                                                    -----
         Dilution per share to new investors                                        $2.97
                                                                                    =====
         MINIMUM
         -------
         Initial public offering price per Unit                                     $6.00
                  Net tangible book value per share
                    before the Offering                             $1.26
                  Increase per share attributable
                    to new investors                                $1.31
                                                                    -----
         Net tangible book value per share after the Offering                       $2.57
                                                                                    -----
         Dilution per share to new investors                                        $3.43
                                                                                    =====

         The following table summarizes, on an unaudited pro forma basis as of June 30, 1996, the differences in the total consideration and the average price per share of Common Stock paid or contributed by existing shareholders and the total consideration and the average price per share of Common Stock to be paid by investors in this Offering at the initial public offering price of $6.00 per Unit.

                                                                Total
MAXIMUM                           Shares Purchased           Consideration
-------                           ----------------           -------------          Average
                                 Number      Percent     Amount          Percent    Price Per
                                 ------      -------     ------          -------      Share
                                                                                     -----
Existing Shareholders(1)     1,290,304.96    50.11%     $ 6,675,245      50.09%       $5.17

Exercise of outstanding        284,463.20    11.05%     $   651,765       4.89%       $2.29
warrants and options(2)

New investors(3)             1,000,000.00    38.84%     $ 6,000,000      45.02%       $6.00
                             ------------   ------     -----------      ------

Total                        2,574,768.16    100.0%     $13,327,010     100.0%



                                                              Total
MINIMUM                         Shares Purchased          Consideration
-------                         ----------------       -----------------------     Average
                                Number     Percent     Amount          Percent     Price Per
                                ------     -------     ------          -------      Share
                                                                                    -----
Existing Shareholders(1)    1,290,304.96    57.57%    $ 6,675,245      58.93%      $5.17

Exercise of outstanding       284,463.20    12.69%    $   651,765       5.76%      $2.29
warrants and options(2)

New investors(4)              666,667.00    29.74%    $ 4,000,002      35.31%      $6.00
                            ------------   ------     -----------     ------
Total                       2,241,435.16    100.0%    $11,327,012      100.0%

(1) Assumes conversion of certain of the Company's outstanding notes that are automatically convertible into 359,721.6 shares of Common Stock upon the Closing Date and further assumes no exercise of currently outstanding warrants and options to purchase 284,463.2 shares of Common Stock. For a summary of the currently outstanding warrants and options, see footnote 2, immediately below.

(2)      Includes the following items:
         122,063.2 shares exercisable at $1.43 per share from Class A Warrants, 188,125.7 of which were issued on December 31, 1992, and 3,937.5 of which were issued on December 15, 1994.

         24,500.0 shares exercisable at $0.36 per share from Class B Warrants issued on December 15, 1994.

         126,000.0 shares exercisable at $3.25 per share from Class C Warrants issued on July 1, 1996.

         11,900.0 shares exercisable at $5.14 per share from Non-Employee Director Options issued on June 10, 1996

(3) Assumes 1,000,000 Units are sold at a price per Unit of $6.00, but further assumes that neither the 1,000,000 Warrants included in the Units nor any Dealer Warrants are exercised.

(4) Assumes 666,667 Units are sold at a price per Unit of $6.00, but further assumes that neither the 666,667 Warrants included in the Units nor any Dealer Warrants are exercised.

                                 CAPITALIZATION

         The following table sets forth the capitalization of the Company at June 30, 1996, and as adjusted to give effect to the sale of the Units offered hereby at the initial public offering price of $6.00 per Unit and the application of the net proceeds thereof to repay certain indebtedness.

                                                      June 30, 1996 (unaudited)
                                                      -------------------------
                                                Actual(1)       Pro Forma as Adjusted(2)
                                                                Minimum       Maximum
                                              ------------------------------------------
                                               (In Thousands, except for share amounts)
Long-term debt(3)                                $10,165         $5,349       $ 3,449

Stockholders' equity:

Common stock, $0.01 par value:
    5,000,000 shares authorized:(4)                    1             12            15

Additional paid-in capital                         4,824         10,063        11,960

Accumulated deficit                               (5,950)        (5,950)       (5,950)
                                                 -------        -------       -------
         Total Stockholders' Equity (Deficit)     (1,125)        $4,125         6,025
                                                 -------         ------         -----
                  Total capitalization            $9,040         $9,474        $9,474
                                                  ======         ======        ======

(1) Assumes (i) no conversion of outstanding notes that are automatically convertible into 359,721.6 shares of Common Stock upon the Closing Date, and (ii) no exercise of currently outstanding warrants and options to purchase up to 284,463.2 shares of Common Stock.

(2) Assumes conversion of certain of the Company's outstanding notes that will be automatically converted into 359,721.6 shares of Common Stock upon the Closing Date and further assumes no exercise of (i) the Warrants included in the Units offered hereby and any Dealer Warrants that may be offered hereby, and (ii) currently outstanding options and warrants to purchase up to 284,463.2 shares of Common Stock.

(3) The pro forma numbers reflect the Company's July 1, 1996 payment of $779,727 in satisfaction of a $1,066,098 promissory note (see "Certain Transactions"), and further assumes that (i) $1,500,000 of the proceeds of this Offering will be used to pay off in full the outstanding Bridge Notes, and (ii) that the balance of the proceeds (after deducting expenses of this Offering) will be used to pay down amounts currently outstanding on the Credit Facility (see "Use of Proceeds"). See Notes 9, 10, 11 and 16 of Notes to Financial Statements for a description of the Company's long-term debt and lease obligations.

(4) Actual number based on 930,583.36 shares issued and outstanding. Pro forma shares issued and outstanding are 1,956,971.96 based on the sale of a minimum number of Units, and 2,290,304.96 based on the sale of a maximum number of Units.

                             SELECTED FINANCIAL DATA

         The data set forth below is qualified by reference to, and should be read in conjunction with, the financial statements of the Company and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The following selected financial data of the Company for the fiscal years ended December 31, 1994 and 1995 are derived from the financial statements of the Company audited by KPMG Peat Marwick LLP, independent certified public accountants. The balance sheet at December 31, 1995 and the related statements of operations, stockholders' deficit and cash flows for the fiscal years ended December 31, 1994 and 1995, respectively, and notes thereto are included elsewhere in this Prospectus. The selected financial data as of June 30, 1996, and for the six-month periods ended June 30, 1995 and 1996 have been derived from the Company's unaudited financial statements which, in the opinion of management, reflect all adjustments which are of a normal recurring nature necessary for a fair presentation of the results of operations for such periods. The results of the interim periods are not necessarily indicative of the results of a full year.

                                            SELECTED FINANCIAL DATA
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              YEARS ENDED                         SIX MONTHS ENDED
                                                              DECEMBER 31,                              JUNE 30,
                                                    ------------------------------            ------------------------
                                                      1994                  1995                 1995           1996
                                                     -------               -------              -------       -------
                                                                                              (UNAUDITED)   (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:

Net sales                                            $20,270               $22,936              $13,790       $12,528
                                                     -------               -------              -------       -------

Gross profit                                           3,103                 2,646                1,993         1,931
                                                     -------               -------              -------       -------

Selling, general and administrative expenses           3,888                 2,912                1,529         1,377

Amortization of excess of fair value of assets
     acquired over cost                                (738)                 (738)                (369)         (369)
                                                     -------               -------              -------       -------

Income (loss) from operations                           (47)                   472                  833           923

Interest and other expenses, net                       1,510                 1,165                  578           412
                                                     -------               -------              -------       -------

Income (loss) before income taxes                    (1,557)                 (693)                  255           511
                                                     -------               -------              -------       -------

Provision for income taxes                               ---                   ---                  ---            31
                                                     -------               -------              -------       -------

Income (loss) before extraordinary item              (1,557)                 (693)                  255           480
                                                     -------               -------              -------       -------

Extraordinary item                                     1,107                   ---                  ---           ---
                                                     -------               -------              -------       -------

Net earnings (loss)                                   $(450)                $(693)                 $255          $480
                                                     =======               =======              =======       =======

Net earnings (loss) per common and
     common equivalent share                         $(0.40)               $(0.60)                $0.22         $0.41
                                                     =======               =======              =======       =======

Net earnings (loss) per common share--
     assuming full dilution                             ---(1)                ---(1)              $0.18         $0.33
                                                                                                =======       =======

Weighted average common and common
     equivalent shares outstanding                     1,120                 1,154                1,148         1,174
                                                     =======               =======              =======       =======

Weighted average common shares out-
     standing--assuming full dilution                 ---(1)                ---(1)                1,439         1,466
                                                                                                =======       =======



                                            DECEMBER 31,          JUNE 30, 1996 (UNAUDITED)
                                               1995               -------------------------
                                                              ACTUAL              AS ADJUSTED(2)

BALANCE SHEET DATA:                                                            Minimum       Maximum
                                             -----------     -----------------------------------------
Working capital                               $  8,354        $  8,346        $  9,066       $  9,066

Total assets                                    13,966          14,929          15,649         15,649

Long term debt(3)                               10,531          10,165           5,349          3,449

Excess of fair value of assets acquired
     over cost                                   1,475           1,106           1,106          1,106

Stockholders' equity (deficit)                  (1,604)         (1,125)          4,125          6,025


(1) Amounts are not disclosed as the impact of the convertible debt is anti-dilutive.

(2) Adjusted to give effect to the sale by the Company of the maximum and minimum number of Units offered hereby at the initial public price of $6.00 per Unit and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

(3)  Does not include excess of fair value of assets acquired over cost.
     See Note 3 of Notes to Financial Statements. See Notes 9, 10, 11 and 16 of Notes to Financial Statements for a description of the Company's long-term debt and lease obligations.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

     The following discussion and analysis provides information regarding the Company's financial position as of December 31, 1994 and 1995, and June 30, 1995 and 1996, and its results of operations for the years ended December 31, 1994 and 1995, and the six months ended June 30, 1995 and 1996. This discussion should be read in conjunction with the preceding "Selected Financial Data" and the Company's Financial Statements and related Notes thereto and other financial data appearing elsewhere in this Prospectus. In the opinion of management, such unaudited interim data reflect all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the Company's financial position and results of operations for the periods presented. The results of operations for any interim period are not necessarily indicative of results expected for a full fiscal year. For information relating to factors that could affect future operating results, see "Risk Factors." Any forward-looking statements included in this Prospectus should be considered in light of such factors, as well as the information set forth below.

OVERVIEW
     The Company is a leading developer, assembler, and distributer of high quality custom vehicle wheels and wheel accessories. The Company possesses one of the most widely recognized and highly regarded brand names in the automotive industry. CRAGAR's products utilize unique technology and styling which enhance the individual appearance and/or performance of cars, trucks, and vans.

     The corporation that first used the Cragar name was founded in 1930. In 1964, automotive genius Roy Richter developed the CRAGAR S/S "MAG" wheel, "the most popular, most imitated and most successful custom wheel in history." (Car and Driver Magazine, September 1993). In 1982, Mr. Gasket Company, Inc. purchased the CRAGAR assets and incorporated them into their growing line of brand name automotive aftermarket products. Mr. Gasket Company, Inc. went bankrupt in 1991, and in 1992, the Company was formed to purchase the CRAGAR brand name and certain assets out of bankruptcy. The allocated fair value of the assets acquired exceeded the final purchase price by $3,687,341. This excess of fair value of assets acquired over acquisition cost (commonly referred to as negative goodwill) is being amortized to income over five years using the straight-line method, or $737,468 per annum through December 31, 1997.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage of net sales represented by certain items included in the Company's Statements of Operations.

                                                            YEAR ENDED                     SIX MONTHS
                                                           DECEMBER 31,                  ENDED JUNE 30,
                                                     ----------------------------------------------------------

STATEMENTS OF OPERATIONS DATA:                         1994           1995           1995           1996
                                                     ---------------------------------------------------------
Net sales ...........................................  100.0%        100.0%        100.00%        100.00%

Costs of goods sold .................................   84.7          88.5           85.6           84.6
                                                       -----         -----         ------         ------

Gross profit ........................................   15.3          11.5           14.4           15.4

Selling, general and administrative expenses ........  (19.2)        (12.7)         (11.1)         (11.0)

Amortization of excess of fair value of assets
acquired over cost ..................................    3.6           3.2            2.7            2.9
                                                       -----         -----         ------         ------

Income (loss) from operations........................   (0.3)          2.0            6.0            7.3

Interest and other expenses, net ....................   (7.4)         (5.0)          (4.2)          (3.3)

Extraordinary Gain ..................................   (5.5)          0.0            0.0            0.0
                                                       -----         -----         ------         ------

Income (loss) before provision for income taxes......   (2.2)         (3.0)           1.8            4.0

Provision (benefit) for income taxes ................   (0.0)         (0.0)           0.0            0.0
                                                       -----         -----         ------         ------

Net earnings (loss) .................................   (2.2)         (3.0)           1.8            4.0
                                                       =====         =====         ======         ======


     Traditionally, the Company's ten largest customers have accounted for a substantial portion of the Company's gross sales. During the six months ended June 30, 1996, the Company's ten largest customers accounted for approximately 75.4% of the Company's gross sales. During 1995 and for the six months ended June 30, 1996, the Company's largest customers were Super Shops (23.6% of gross sales in 1995 and 28.6% for the six months ending June 30, 1996), J. H. Heafner Company, Inc. (11.8% of gross sales in 1995 and 12.4% for the six months ending June 30, 1996), and B & R Wholesale Tire (9.5% of gross sales in 1995 and 9.0% for the six months ending June 30, 1996). There can be no assurance that the Company will be able to maintain or continue to increase the level of its sales in the future to these or other customers.

COMPARISON OF SIX MONTHS ENDED JUNE 30, 1996 AND
SIX MONTHS ENDED JUNE 30, 1995

     Net sales consist of gross sales less the amount of discounts, returns, and allowances. Net sales for the six months ended June 30, 1996 were $12,527,685, compared to $13,789,826 for the same period in 1995. In part, the decrease in net sales was attributable to the reduction in sales of excess inventory which took place during the first half of 1995, and the loss of a significant customer due to that customer's acquisition by a wheel distributor that historically has purchased wheels from one of the Company's competitors. Another factor contributing to the decrease in net sales was the larger amount of cash discounts taken and rebates accrued during the first six months of 1996 versus the same period in 1995.

     Gross profit is determined by subtracting cost of goods sold from net sales. Costs of goods sold consists primarily of the costs of labor, aluminum, steel, raw materials, overhead and material processing used in the production of the Company's products. Gross profit for the six months ended June 30, 1996 was $1,930,942, versus $1,992,731 for the same period in 1995. As a percentage of net sales, gross profit increased in the first half of 1996, compared to the same period in 1995, from 14.4% to 15.4%. This increase is attributable to the decrease in sales of lower margin, excess inventory in the first half of 1996 versus the same period in 1995.

     In order to increase gross profit, the Company continues to focus on reducing its costs, with a significant focus on creating supply relationships with vendors. For example, effective April 4, 1996, through December 31, 1997, the Company has one formal supply arrangement with one of its vendors to purchase fully assembled steel wheels. During the first six months of 1996, approximately 15.5% of the Company's gross sales were attributable to the sale of steel wheels. See "Business - Products." Also, late in the second quarter of 1996, the Company began using machine shops in California to machine certain components that had previously been shipped to Phoenix and then shipped back to California for certain processing. The Company expects that the reduction in in-bound freight costs and the need for less inventory to cover the shipping time will lead to lower costs.

     Selling, general and administrative expenses ("SG&A") consist primarily of commissions, marketing expenses, race wheel promotional programs, sales and administrative salaries and wages, product development expenses, office expenses, accounting expenses, legal expenses, and general overhead. SG&A expenses for the six months ended June 30, 1996 were $1,376,643, compared to $1,529,424 for the same period in 1995. This 10.0% reduction in SG&A is primarily due to cost saving efforts implemented during the fourth quarter of 1995, including reduced advertising expenses and decreased utilization of employee overtime. The Company expects that future SG&A expenses will increase in absolute amounts and possibly in proportion to net sales due, in part, to increased advertising and marketing promotional expenditures, increased product development activities, the hiring of additional personnel, and the additional costs associated with compliance and reporting requirements of a public company.

     The Company acquired certain assets, including the accounts receivable, inventory, property, equipment, patents, trademarks and copyrights of the Wheel and Tire Group of Mr. Gasket Company, Inc., in a leverage buyout on December 31, 1992. The fair value of the net assets acquired exceeded the final purchase price, and, accordingly, the fair value of the property and equipment, patents, trademarks, and copyrights acquired were reduced to zero. The remaining balance of $3,687,341 was classified as excess of fair value of assets acquired over cost (commonly referred to as negative goodwill) and is being amortized to income over five years using the straight-line method, or $737,468 per annum through December 31, 1997. Accordingly, net income for each of the six month periods ending June 30, 1996, and June 30, 1995, includes $368,734 of negative goodwill.

     Interest and other expenses, net, for the six month period ended June 30, 1996 were $412,151, compared to $577,629 for the same period in 1995. A gain on the sale of equipment in the amount of approximately $130,000 and a reduction in interest expense accounted for this decrease.

     Because of its carry-forward losses from previous years, the Company had no income tax provision in 1995 and had a $31,000 provision for alternative minimum taxes in the first six months of 1996.

     As a result of the above, net earnings for the six month period ended June 30, 1996 were $479,711, compared to $254,412 for the same period in 1995, an increase of $225,299, or 88.6%.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1995
AND THE YEAR ENDED DECEMBER 31, 1994

     Net sales for the year ended December 31, 1995, were $22,935,773, compared to $20,269,936 for the same period in 1994, an increase of $2,665,837, or 13.2%. This increase was attributable to increased sales as a result of additional product offerings, continued growth of the customer base, and better availability of product.

     The Company's gross profit in late 1994 and early 1995 was adversely impacted by significant increases in metals prices. The Company currently does not purchase forward contracts for metals and, therefore, any future increase in metals prices could adversely affect the Company's gross profit. The Company has entered into a supply agreement to purchase fully assembled steel wheels, at agreed upon prices, which should help to improve the gross profit for this portion of the business. In addition, as part of the supply agreement, credits paid for defective products will be the responsibility of the manufacturer.

     Gross profit for the year ended December 31, 1995 was $2,646,426, compared to $3,103,386 for the same period in 1994, a decrease of $456,960, or 14.7%. As a percent of sales, gross margin decreased to 11.5% in 1995 from 15.3% in 1994. The decrease in gross profit was attributable to an increase in metal prices; increased reserves for accrued rebates, cash discounts, allowances, and returns; and to a program to reduce excess inventory.

     SG&A expenses for the twelve months ended December 31, 1995, were $2,912,393, compared to $3,887,756 for the same period in 1994, a decrease of 25.1% from 1994. This decrease was attributed in part to a reduction in personnel in all administrative and sales areas as well as the reduction in outside independent representatives. For example, professional and consulting expenses in the accounting department dropped approximately $190,000 in fiscal year 1995 compared to 1994. In addition, the Company reduced marketing and promotional expenses in 1995 compared to 1994 by approximately $126,000. The Company also had approximately a $317,000 write-off for bad debts in 1994, compared to approximately $55,000 in 1995.

     Interest and other expenses for the year ended December 31, 1995, were $1,165,257, compared to $1,509,647 for the same period in 1994, a decrease of $344,390, or 22.8%. This decrease was attributable to a reduction in interest expense resulting from two events that occurred during 1995. First, the Company replaced its former primary credit facility with the Norwest Credit Facility, resulting in more favorable terms. Second, the Company's outstanding long-term debt decreased as a result of a recapitalization whereby certain of the Company's investors agreed to contribute certain of the Company's promissory notes held by the investors to the capital of the Company. See "Certain Transactions." In 1994, as a result of the forgiveness of interest and restructuring of certain debt, the Company realized an extraordinary gain of $1,107,232.

     As a result of the above, net loss for the year ended December 31, 1995 was $693,756 compared to $449,317 for the same period in 1994, a difference of 54.4%. The net loss for fiscal years 1994 and 1995 was reduced by $737,468 per annum as a result of the amortization of negative goodwill. See Note 3 of Notes to Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

     The Company has experienced significant growth since its inception, with net sales increasing from $13,822,000 in 1993, to $20,269,936 in 1994, and
$22,935,773 in 1995. During this period, the Company has financed its activities primarily from cash flow from operations, lines of credit arrangements with financial institutions, operating leases for equipment, and loans and equity infusions from its principal stockholders and investors. There can be no assurance that the Company's cash flow will be sufficient to finance its operations as currently planned or that it will be able to supplement its cash flow with externally generated funds.

     Revolving Credit Facility

     In April 1995, the Company obtained a revolving credit facility ("Credit Facility") with Norwest Business Credit, Inc. ("Norwest"). The Credit Facility currently has a maximum commitment of $9,500,000, subject to certain restrictions with respect to the collateral borrowing base. The Credit Facility expires April 15, 1998 and is secured by the Company's accounts receivable, inventories, intangible assets, and property and equipment. Interest is due monthly at the prime rate plus 2.25%. As of June 30, 1996, the outstanding balance under this Credit Facility was $6,980,827, and the amount available to be borrowed was approximately $257,000.


     1993 Junior Notes

     At June 30, 1996, the Company had outstanding in aggregate principle amount $1,500,000 of convertible junior investor notes (the "1993 Junior Notes"). The 1993 Junior Notes are collateralized by accounts receivable, inventories, and property and equipment, subject to and subordinate to the existing security interests of Norwest. The 1993 Junior Notes mature in full in September 1998. The 1993 Junior Notes bear interest at 8%, which is due annually in September.

     On December 15, 1994, the Company issued a $350,000 promissory note (the "$350,000 Note"), on terms similar to the 1993 Junior Notes, in order to fund the Company's obligation to one its creditors. On the Closing Date, the 1993 Junior Notes and the $350,000 Note will automatically convert into 359,721.6 shares of the Company's Common Stock. See "Certain Transactions."

     Bridge Financing Notes

     On July 1, 1996, the Company issued $1,500,000 of uncollateralized bridge financing notes (the "Bridge Notes"). The Bridge Notes are due in full on June 30, 1998 or earlier in certain circumstances, including within 30 days following the initial public offering of the Company's Common Stock. The Bridge Notes bear interest at 8% per annum payable on June 30 of each year. See "Certain Transactions." The Company intends to use a portion of the proceeds of this Offering to fully repay the Bridge Notes. See "Use Of Proceeds."

     At December 31, 1995, the Company had an accumulated deficit of $6,429,645. During the year ended December 31, 1994, the Company used $1,974,977 in its operating activities. For the year ended December 31, 1995, the Company's operating activities provided $527,922 of cash. The Company's operating activities have provided $419,628 of cash for the six months ended June 30, 1996.

     Based on the Company's operating plan, management believes that the proceeds from this Offering and anticipated cash flow from operations will be sufficient to (i) meet the Company's anticipated needs, including the repayment of the Bridge Notes and associated interest, (ii) partially repay the amounts borrowed under the Credit Facility, and (iii) finance its operations for at least the next twelve months from the date of this Prospectus. See "Use of Proceeds." In the future, the Company may require additional financing. No assurance can be given of the Company's ability to obtain such financing on favorable terms, if at all. If the Company is unable to obtain additional financing, its ability to meet its current and future revenue growth plans could be materially adversely affected.

SEASONALITY

     Historically, the Company has experienced higher revenues in the first two quarters of the year than in the latter half of the year. The Company believes that these results are due to seasonal buying patterns resulting, in part, from
(i) an increased demand for certain automotive parts and accessories associated with more favorable weather conditions, and (ii) the fact that many of its ultimate customers enjoy added liquidity by receiving income tax refunds during the first half of the year.

INFLATION

     Increases in inflation generally result in higher interest rates. Higher interest rates on the Company's borrowings would decrease the profitability of the Company. To date, general price inflation has not had a significant impact on the Company's operations; however, as explained above, increases in metal prices may adversely affect the Company's gross profit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Comparison of the Year Ended December 31, 1995 and the Year Ended December 31, 1994."

ACCOUNTING MATTERS

     Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS No. 121), which the Company will adopt for its fiscal year ending December 31, 1996, will require "that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of asset may not be recoverable." In the opinion of management, the adoption of SFAS No. 121 will not have any material effect on the Company.

     In November 1995 the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS 123 permits the Company to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires pro forma disclosure of net earnings and earnings per share computed as if intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. SFAS 123 applies to all stock-based employee compensation plans in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. SFAS 123 also applies to plans in which the employer incurs liabilities to employees in amounts based on the price of the employer's stock, i.e., stock option plans, stock purchase plans, restricted stock plans, and stock appreciation rights. The statement also specifies the accounting for transactions in which a company issues stock options or other equity instruments for services provided by nonemployees or to acquire goods or services from outside suppliers or vendors. The recognition provisions of SFAS 123 for companies choosing to adopt the new fair value based method of accounting for stock-based compensation arrangements may be adopted immediately and will apply to all transactions entered into fiscal years that begin after December 15, 1995. The disclosure provisions of SFAS 123 are effective for fiscal years beginning after December 15, 1995; however, disclosure of the pro forma net earnings per share, as if the fair value method of accounting for stock-based compensation had been elected, is required for all awards granted in fiscal years beginning after December 31, 1994.

                                    BUSINESS

INTRODUCTION

     The Company is a leading developer, assembler, and distributer of high quality custom vehicle wheels and wheel accessories. The Company possesses one of the most widely recognized and highly regarded brand names in the automotive industry. CRAGAR's products utilize unique technology and styling which enhance the individual appearance and/or performance of cars, trucks, and vans.

     CRAGAR's wheel products are sold in the automotive aftermarket through a national distribution network of value-added resellers, including major tire and automotive performance warehouse distributors, large tire and automotive performance retailers, and mail order houses. Major resellers include Super Shops, J. H. Heafner Company, Inc., and B & R Wholesale Tire. These resellers provide a combination of services to CRAGAR, including, among others, stocking large amounts of inventory, carrying out telemarketing campaigns, publishing marketing literature and catalogs, distributing CRAGAR's marketing literature, and providing on-site training to retail salesmen. The Company supports these sales efforts with a multifaceted marketing program focused on both end-user consumers and the Company's resellers.

     The Company's wide selection of custom wheels and components are designed to appeal to automotive enthusiasts who desire to modify the styling, design, or performance of their cars, trucks or vans. CRAGAR wheels are also used by car and truck dealers to upgrade their inventory of vehicles. In order to appeal to a variety of consumers groups, CRAGAR offers an assortment of custom and specialty steel and aluminum wheels. These products are sold under a number of tradenames including CRAGAR, CRAGAR Lite, Keystone Klassic, S/S, StarWire, TRU~CRUISER, and TRU~SPOKE. In addition, the Company offers a full line of wheel accessories, including lug nuts, spacers, bolts, washers, spinners, and hubcaps.

     The Company sources most of its component parts, which are processed by outside vendors before final assembly at the Company's Phoenix plant. The Company undertakes certain basic manufacturing operations, including, among other processes: bending spokes on presses, de-flashing various components, piercing rims, hubs and fellies for spoked wheels, dimpling rims for wire wheels, and machining for a variety of components.

     The corporation that first used the Cragar name was founded in 1930. In 1964, automotive genius Roy Richter developed the CRAGAR S/S "MAG" wheel, "the most popular, most imitated and most successful custom wheel in history." (Car and Driver Magazine, September 1993). In 1982, Mr. Gasket Company, Inc. purchased the CRAGAR assets and merged it with their growing line of brand name automotive aftermarket products. Mr. Gasket Company, Inc. went bankrupt in 1991. In 1992, the Company was formed to purchase the CRAGAR brand name and certain assets out of bankruptcy.

INDUSTRY BACKGROUND

     Specialty Equipment Market Association ("SEMA") reports that the custom wheel industry has grown at a rate of 15.5% per annum since 1991, starting from manufacturer sales of approximately $420 million in 1991 to an estimated $650 million in 1994.

     The Company believes that several factors which have contributed to the growth in its segment of the custom wheel market include: (i) increases in sales of domestic cars, sport utility vehicles, and light trucks, which have resulted in an increase in potential consumers of automotive aftermarket products, (ii) increases in average vehicle life, which the Company believes contributes to demand for automotive aftermarket parts as vehicle owners seek to enhance the appearance of older vehicles, (iii) increases in sales through tire dealers and performance retailers and (iv) the continuing enthusiasm of Americans for vehicle styling.

     The Company believes that consumer desire for individuality in vehicle appearance will contribute to growth in the custom wheel industry since custom wheels represent one of the easiest, least expensive, and quickest ways to dramatically alter the appearance of a vehicle. Additionally, increased government regulation of specialty performance automotive aftermarket parts has made it more difficult to modify engine and drive-train components, which the Company believes will also contribute to growth in the custom wheel industry.

BUSINESS STRATEGY

     The Company's long-term revenue growth strategy is to increase its presence as a leading niche marketer of high quality custom vehicle wheels and wheel accessories by capitalizing on consumer recognition of the "CRAGAR" brand name and the Company's growing distribution network. Key elements of the Company's business strategy include:

     Leverage and Strengthen High Quality Brand Name Recognition. The Company intends to capitalize on consumer recognition of the "CRAGAR" brand name. The Company has developed the reputation for delivering high quality products to the marketplace and intends to continue emphasizing its brand name recognition by providing high quality product offerings and through the increased use of advertising and marketing programs, public relations efforts, and licensing agreements.

     Develop New Products and Product Lines. The Company plans to leverage existing products by (i) designing new products in existing product lines that appeal to the consumer's desire for individuality and high quality; (ii) manufacturing existing products to fit on additional car models and years; and
(iii) assembling wheels using new technology and components. The Company is also committed to identifying and developing new product lines in order to build its customer loyalty into a broader based business. For example, in 1995, the Company introduced the CRAGAR Lite Wheel Line, TRU~BLUNT wire wheels, Diamond Spoke Star Wire Wheel, and the split five-spoke one-piece aluminum wheel.

     Diversify Domestic Product Distribution. The Company has successfully established distribution of its products in key regions of the United States. The Company believes that the future growth of its distribution channels will come from penetration of new geographic areas within the United States, such as California, Southern Florida, New England, and the Northwest United States. In addition, through the use of demographic information, the Company intends to target key distributors to service its customer and consumer markets. Alternative distribution methods, new distribution channels, and new national retail accounts are key elements of the Company's sales expansion strategy.

     Expand Penetration of International Markets. The Company's products are recognized in many international markets, including Australia, Germany, Sweden, Canada, Russia, and Japan. In order to meet what the Company anticipates to be a growing international market, the Company intends to expand its foreign presence by establishing relationships with selected foreign distributors. The Company believes that its brand name recognition and unique styling will facilitate penetration into these markets.

     Make Strategic Acquisitions or Alliances. Although the Company currently has no definitive plans to do so, the Company may, if the circumstances justify, make strategic acquisitions or enter into joint venture or business relationships with strategic partners.

PRODUCTS

     CRAGAR offers an assortment of custom wheels which can be divided into six general categories: (1) wire or spoked wheels; (2) composite wheels, known as Legacy and CRAGAR Lite wheels; (3) steel wheels; (4) race wheels; (5) street steel wheels; and (6) one-piece cast aluminum wheels. In addition, the Company offers a full line of wheel accessories, including lug nuts, spacers, bolts, washers, spinners, and hubcaps.

     The following table provides sales and other information about the Company's major product lines:

============================================================================================================================
                                % OF 1996         % OF 1995
                              GROSS SALES*       GROSS SALES       TYPE OF
PRODUCT LINE                                                       CONSTRUCTION                CUSTOMER NICHE
----------------------------------------------------------------------------------------------------------------------------
Wire or Spoked                    22.1%             24.2%          Steel spokes attached       Urban and inner city
Wheels                                                             to inner steel hub and      consumers
                                                                   outer steel rim or
                                                                   felly
----------------------------------------------------------------------------------------------------------------------------
Composite,                        20.4%             17.8%          Inner cast aluminum         Nostalgia car and
Legacy, and                                                        disc welded to outer        current line truck
CRAGAR Lite                                                        steel rim                   owners
Wheels
----------------------------------------------------------------------------------------------------------------------------
Steel Wheels                      15.5%             16.7%          Inner steel disc            Low-end consumers of
                                                                   welded to outer steel       all types of vehicles
                                                                   rim
----------------------------------------------------------------------------------------------------------------------------
Race Wheels                       18.0%             15.8%          Two outer aluminum          Pro and amateur race
                                                                   rim halves welded           drivers and
                                                                   together with               performance car
                                                                   aluminum center or          owners
                                                                   spacer
----------------------------------------------------------------------------------------------------------------------------
Street Steel Wheels               8.4%              8.5%           Three piece steel and       Hot rod and race
                                                                   aluminum center             enthusiasts with cars
                                                                   welded to outer steel       and trucks
                                                                   rim
----------------------------------------------------------------------------------------------------------------------------
One-piece Cast                    9.4%              7.8%           Cast one-piece              Low and high-end
Aluminum Wheels                                                    aluminum                    consumers of all types
                                                                   with machined,              of vehicles
                                                                   painted, or chrome
                                                                   finish
----------------------------------------------------------------------------------------------------------------------------
Wheels Accessories                4.4%              4.6%           Steel and aluminum          All types of
                                                                   hub caps, lug nuts,         consumers with all
                                                                   spinners, locks,            types of vehicles
                                                                   spacers, etc.
----------------------------------------------------------------------------------------------------------------------------
Miscellaneous                     1.8%              4.6%           Excess wheels and           N/A
                                                                   accessories
============================================================================================================================


* For six months ended June 30, 1996, unaudited.

  Wire or Spoked Wheels

     CRAGAR has a complete line of wire or spoked wheels. Most of the products are sold under the TRU~SPOKE brand name, although there is one spoked wheel using patented technology called the Starwire sold under the CRAGAR brand name. Wire wheels are a high-end, niche product that are sold to a limited group of vehicle owners. Recently, CRAGAR introduced a new look for the TRU~SPOKE brand name, with a new decorative medallion and several new styles, including wheels with diamond spokes. From time to time, Cragar also supplies certain other companies with wire wheels under private label.

  Composite, Legacy, and CRAGAR Lite Wheels

     Composite wheels are composed of a die cast aluminum center welded to a rolled steel outer rim. The process of welding aluminum to steel was patented by CRAGAR in 1964. In addition to CRAGAR's renowned S/S and SS/T composite wheels, the Company in 1995 purchased the exclusive rights to manufacture and market the Keystone Klassic, the second most popular wheel (behind the S/S) in automotive history. The Company expects this product to help solidify CRAGAR's Legacy Line as the top nostalgia wheels in the market.

     Another addition, introduced in 1995, was CRAGAR's development (with patent pending technology) of the CRAGAR Lite wheel line using a new light-weight steel rim. While these light-weight rims are over thirty percent lighter than conventional rims, they are stronger than conventional rims because the rims are made of high-strength alloy steel. The CRAGAR Lite rim has a dramatic effect on improving the stability of the ride, the vibrations, wear on the suspension, and fuel economy. The Company currently has two CRAGAR Lite styles, both used for front-wheel drive vehicles.

  Steel Wheels

     CRAGAR steel wheels have been sold for over 30 years. While aluminum has slowly been replacing steel as the major material input, CRAGAR continues to sell very large quantities of steel wheels which, for many consumers, is a more attractive, less costly, option. The Company currently has in effect a supply arrangement to purchase fully assembled steel wheels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." From time to time, CRAGAR also supplies certain other companies with steel wheels under private label.

  Race Wheels

     CRAGAR race wheels are higher-priced, three-piece, lightweight, polished aluminum wheels. These wheels are used by professional drag racers, who are sometimes provided CRAGAR wheels without charge in return for their promotion of CRAGAR and for displaying a CRAGAR sticker on their cars. The two highest-end professional race wheels are the Super Race and the Super Star.

     CRAGAR also sells race wheels to amateur racers, up-and-coming professional racers, and individuals who want the look of the race wheel for street use. The race wheels for this product category are the Dragstar and the Super Lite II. In addition, the Company has introduced a series of race wheels with billet centers for street use.

  Street Steel Wheels

     CRAGAR has developed a unique niche, selling chrome-plated steel look-alike versions of its race wheels. The Street Star is a copy of the Dragstar and the Street Lite is a copy of the SuperLite II.

  One-Piece Cast-Aluminum Wheels

     CRAGAR currently offers several styles of one-piece aluminum wheels. One category of one-piece aluminum wheels consists of high-end, chrome plated or silver painted wheels with innovative styling. The styles are designed for CRAGAR's "muscle car" or "hot rod" niche, including classic Mustangs, Camaros, Firebirds, and Monte Carlos. In addition, these wheels are also popular with high-end European and Japanese car owners. These wheels are sourced from manufacturers in the Philippines.

     Another category of one-piece aluminum wheels consists of the Hammer, Star, Blade, and Modular styles. These styles have been on the market for many years and are available from almost all of CRAGAR's domestic and foreign competitors. These wheels have become "commodity" items and provide relatively small gross margins. These wheels are sourced from a manufacturer in China.

  Wheel Accessories

     CRAGAR has a large and varied line of accessories, including hubcaps, medallions, lug nuts, washers, steels locks, spinners, beadlock rings, and trim rings. These are sold both packaged and loose. The packaging is either in boxes or shrink wrap with paper board. Most of the accessories are sourced from the Far East.

PRODUCT DEVELOPMENT

     While the styles of the Company's product line are traditional, the Company currently has several new products within several new product lines under development. These new products are designed to enhance the Company's existing product lines and they are intended to appeal to the consumer's desire for individuality and high quality. The Company is also manufacturing existing product offerings to fit on additional car models and years. To enhance its product development efforts, the Company plans to engage an experienced outside consultant to assist the Company's current in-house product development staff. In addition, the Company plans to supplement its existing product development staff with the addition of one or more new employees with product development experience.

DISTRIBUTION, SALES AND MARKETING

  Product Distribution

     The Company's products are currently sold through a national and international distribution network consisting primarily of the categories described below. The following are brief descriptions of the Company's distribution channels:

       Tire Dealers and Automotive Performance Retailers. The Company sells its custom wheels and other products to major tire and automotive performance retailers (retailers specializing in selling high performance aftermarket automotive parts and accessories) throughout the United States, including Discount Tire and Super Shops. The Company believes that tire dealers have experienced success with "combination" sales of tires with custom wheels and that automotive performance retailers serve as an important link to automotive enthusiasts. Tire dealers and automotive performance retailers, two traditionally separate channels which are beginning to overlap in their product coverages, are currently the largest distribution channel for the Company's custom wheels and related accessories. In 1995 and for the six months ended June 30, 1996, gross sales to tire dealers and automotive performance retailers accounted for 36.1% and 40.8%, respectively, of the Company's gross sales.

       Warehouse Distributors. The Company sells its products to warehouse distributors who sell to tire dealers, automotive performance retailers, service stations, and specialty boutiques. These customers include, among others, J. H. Heafner Company, Inc., B & R Wholesale Tire and Wheel, and Keystone Automotive Warehouse. Automotive aftermarket warehouse distributors generally seek rapid inventory turnover and often stock a full selection of high quality merchandise. The Company believes that warehouse distributors are, and will continue to be, an important factor in the Company's penetration of new geographic areas. In 1995 and for the six months ended June 30, 1996, sales to warehouse distributors accounted for 46.2% and 37.1%, respectively, of the Company's gross sales.

       Mail Order Outlets. The Company sells its products to mail order catalog houses, including Atech Motorsports, Buckeye Sales, and ASAP, who resell them to the public. The Company believes that inclusion of its products in large mail-order catalogs, has been, and will continue to be, a significant factor in promoting the brand name recognition of the Company's product and increasing direct sales to consumers. In 1995 and for the six months ended June 30, 1996, sales to mail order outlets accounted for 12.1% and 14.5%, respectively, of the Company's gross sales.

       International Sales. The Company seeks to expand its international sales by addressing selected foreign markets and securing foreign distribution channels for its products. In 1995, and for the six months ended June 30, 1996, international sales accounted for approximately 5.4% and 5.8%, respectively, of the Company's gross sales. A majority of such sales were generated in Australia, Germany, Sweden, Canada, Russia, and Japan.

  Sales

     As of June 30, 1996, the Company employed seven individuals in its sales and marketing department and retained two independent representative agencies. The Company's sales and marketing employees are responsible for implementing marketing plans and sales programs, providing technical advice and customer service, handling customer inquiries, following up on shipments to customers, informing customers of special promotions, coordinating the Company's trade shows, and all other types of customer service. In addition, in the future the Company plans to hire an executive to coordinate the Company's marketing efforts.

     Most of the accounts of CRAGAR's direct customers are handled by outside sales representatives. These individuals approach CRAGAR's customers on a frequent basis and solicit orders. The sales representatives typically either earn a commission on each sale or are paid a flat monthly retainer. Each sales representative has a particular internal salesperson with whom they deal with in order to provide better service to its customers.

     In 1995, the Company's ten largest customers accounted for approximately 70.4% of its gross sales, with three accounting for a total 44.9%. Super Shops,
J. H. Heafner Company, Inc., and B & R Wholesale Tire accounted for 23.6%, 11.8%, and 9.5% of gross sales, respectively, in 1995. For the six months ended June 30, 1996, the Company's ten largest customers accounted for approximately 75.4% of gross sales, with Super Shops at 28.6%, J. H. Heafner Company, Inc. at 12.4%, and B & R Wholesale Tire at 9.0%. The Company does not have any long-term contractual relationships with any of its major customers. See "Risk
Factors - Dependence on Key Customers."

     The Company's standard payment terms generally provide that payment is due by its customers no later than the twenty-fifth day of the month following the month of the invoice, with a 2% discount offered if payment is made by the tenth day of the month. Certain customers receive longer terms and at certain times of the year dating terms are offered which can extend to as much as 210 days from the date of invoice.

MANUFACTURING

     The Company's facility in Phoenix, Arizona is used to assemble the component parts of its products. While most of its component parts are manufactured by outside vendors, the Company undertakes certain basic manufacturing operations, including, among other processes: bending spokes on presses; de-flashing various components; piercing rims, hubs, and fellies for spoked wheels; dimpling rims for wire wheels; and machining a variety of components.

     Most of CRAGAR component parts must be polished and plated. CRAGAR had polishing and chrome-plating facilities when located in Compton, California. Although the Company has not reestablished these facilities in Phoenix, it has created a small polishing shop in Phoenix to polish race wheels and other components.

     CRAGAR has its own in-house testing facility for its wheels. CRAGAR also utilizes independent test laboratories with all wheels which certify their results relating to load ratings, cornering fatigue, and radial fatigue.

COMPETITION

     The market for the Company's products is highly competitive and is based primarily on (i) product selection, (ii) product availability, (iii) quality,
(iv) design innovation, (v) price, and (vi) service. Competition in the custom wheel market is intense, and the Company believes that, because of their substantial resources, several wheel manufacturers such as American Racing Equipment, Prime Wheel, Progressive Custom Wheel, Ultra Custom Wheel, Inc., and Superior Industries pose significant competition.

     The level and source of the Company's competition varies based on product category. Cast aluminum wheels comprise a large portion of the custom wheel market. There are numerous competitors in the cast wheel market, including American Racing Equipment, Prime Wheel, Progressive Custom Wheel, Ultra Custom Wheel, Inc., Superior Industries, and certain smaller domestic companies as well as numerous foreign manufacturers. Competition is fierce and based primarily on cost, with most manufacturers seeking high volume to compensate for low margins. Most of these companies also make composite wheels. In race wheels, the Company has two major competitors, Weld Racing, Inc. and Centerline Performance Wheels. The largest wire wheel competitors include Roadster Wheels, Inc., Crown Wire Wheels, and Dayton Wheel Products, Inc. In steel wheels, the competitors include Mangels, Unique, American Racing Equipment, and Greenball.

     The Company intends to meet its competition with quality products and the strength of its brand names. The Company believes its relationship with its customers is strengthened by its private labeling of products for certain of its customers.

FACILITIES

     The Company's executive offices, product development, manufacturing, and distribution facilities are currently housed in a leased industrial building. The 167,000 square foot facility is located in Phoenix, Arizona.

INTELLECTUAL PROPERTY

     The Company markets its custom wheels and products under a variety of brand names designed to capitalize on CRAGAR's reputation. The Company believes that its trademarks, most importantly CRAGAR, are critical to its strategy. The Company also relies on trade secrets and proprietary know-how, which it seeks to protect, in part, through appropriate confidentiality and proprietary information agreements. These agreements generally provide that all confidential information developed or made known to the individual by the Company during the course of the individual's relationship with the Company is to be kept confidential and not disclosed to third parties, except in specific circumstances. The Company has also entered into agreements with its vendors to restrict the use of technology provided by the Company. However, no assurance that the proprietary information or confidentiality agreements with employees and others will not be breached, that the Company would have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors.

PRODUCT WARRANTIES

     Historically, the Company's wheels have been sold with a limited one-year warranty from the date of purchase. The Company's warranties generally provide that, in the case of defects in material or workmanship, the Company will, at its option, replace or repair the defective product without charge. The Company currently maintains product liability insurance for its products, with limits of $1,000,000 per occurrence and $2,000,000 in the aggregate, per annum. Such coverage is becoming increasingly expensive and there can be no assurance that the Company's insurance will be adequate to cover future product liability claims, or that the

Company will be able to maintain adequate liability insurance at commercially reasonable rates. For a discussion of a current product liability claim, see "Business - Legal Proceedings."

EMPLOYEES

     As of June 30, 1996, the Company had 120 employees, a majority of which were full-time employees, and 28 independent contractors. At the year ended December 31, 1995, the Company had 91 employees and no independent contractors. At the six month period ended June 30, 1995, the Company had 151 employees and one independent contractor. A significant factor in these fluctuating employment levels is the fact that the Company operates in a highly seasonal marketplace. See "Risk Factors - Variability in Quarterly Operating Results; Seasonality." The Company considers its employee relations to be good. None of the Company's employees are represented by unions.

LEGAL PROCEEDINGS

     The Company is one of four defendants in an action in the United States District Court for the Eastern District of Michigan entitled Patricia Ellerholz
v. Goodyear Tire & Rubber Co., et al., No. 95-CV-76153 (consolidated with 95-75675), instituted December 20, 1995. Ms. Ellerholz alleges, among other things, that her husband, Brian Ellerholz, was killed on January 8, 1993 while attempting to disassemble a two-piece drag racing wheel. The plaintiff in this case is seeking damages of $5.5 million plus an unspecified amount of punitive damages. Any losses to the Company resulting from this case will not be covered by product liability insurance. The Company believes that the wheel was manufactured and sold by another party and that the Company is not a "successor corporation" to the entity that manufactured and sold the wheel. Accordingly, the Company, on June 30, 1996, filed a Motion For Summary Judgment asking the Court to dismiss the Company as a defendant in the action. While the Company is defending itself vigorously in this matter, there can be no assurance that the ultimate resolution of this case will not result in a material adverse effect on the Company's financial condition.

     The Company is involved in routine litigation incidental to the conduct of its business. Except for the matter referred to in the preceding paragraph, there are currently no material pending proceedings to which the Company is a party or to which any of its property is subject.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executives officers of the Company are as follows:

NAME                                AGE         POSITION
----                                ---         --------
Michael L. Hartzmark, Ph.D.         40          President, Chief Executive Officer, and
                                                Director

Anthony W. Barrett                  48          Vice President of Operations

Tony Cortes                         34          Production Manager

Kent Rogers                         46          Director of Information Services

David Bratset                       49          Director of Administrative Services

Sidney Dworkin(1)(2)                75          Director

Mark Schwartz(1)(2)                 46          Director

Donald McIntyre(1)(2)               72          Director

--------------------------------
(1)  Member of Audit Committee

(2)  Member of Compensation
     Committee

         Dr. Hartzmark joined the Company as a full-time employee in May 1993 and has served as its President/CEO since June 4, 1993, and as a director since January 1, 1993. Prior to joining the Company, Dr. Hartzmark was an economic consultant (as President of EconOhio Corporation) and financial consultant (as President of MDA Financial, Inc.). EconOhio wrote business plans and provided advice for a variety of companies. MDA provided financial consulting services to small and medium-size companies, as well as assistance to oil and gas and real estate limited partnerships. From 1987 to 1989, Dr. Hartzmark was Senior Economist at Lexecon Inc. a Chicago-based economics and law consulting firm. Dr. Hartzmark was the John M. Olin Visiting Scholar at the University of Chicago and an Assistant Professor at the University of Michigan. He has also worked for the Treasury Department and the Commodity Futures Trading Commission. Dr. Hartzmark earned his M.A. and Ph.D. degrees in economics at the University of Chicago. He holds a B.A. in economics from the University of Michigan.

         Mr. Barrett joined CRAGAR in August 1995. In addition to presently serving as Vice President of Operations, Mr. Barrett also serves as the Company's principal financial and accounting officer. He has over 25 years of experience in manufacturing. He has had extensive experience in finance and accounting, operations, sales, marketing and production. From 1980 to 1993, Mr. Barrett served as Vice President - Finance, Vice President - Retail Operations and Vice President - Canadian Operations at F.E. Myers, a manufacturer and assembler of pumps.

His responsibilities included overseeing finance, production, operations, and sales. Prior to 1980, Mr. Barrett worked for 10 years at ITT. Mr. Barrett holds a B.A. from Malone College.

         Mr. Cortes joined CRAGAR in 1982 as an assembly worker and has served as Production Manager since June 1993.

         Mr. Rogers joined CRAGAR in August 1994 and has over 19 years of experience in utilizing all types of computer hardware platforms and a variety of integrated computer software packages. As Director of Management Information Systems at Syntellect, Inc. from 1989 to 1994, Mr. Rogers created the Information Systems Department for a $50 million voice mail and voice response products manufacturer. He also directed Syntellect's Customer Support Department. From 1987 to 1988, Mr. Rogers was a District Industry Specialist for Unisys, assisting the company in the sales and implementation of its financial, purchasing, order entry, inventory control, and manufacturing control products. From 1985 to 1987, Mr. Rogers was an Independent Systems Consultant, where he evaluated, recommended, trained, and implemented various financial accounting, distribution, plant maintenance, and manufacturing control software systems. From 1979 to 1985, Mr. Rogers worked at Hewlett Packard as a Senior Systems Engineer, installing and implementing the company's software packages. Mr. Rogers holds a B.S. degree in Computer Science from Angelo State University.

         Mr. Bratset joined CRAGAR in September 1995. He has had a varied background, mostly focused on finance, accounting, and human resources. From 1994 to 1995, Mr. Bratset was Business Manager at Christensen & Associates, investor relations consultants, with a full range of responsibilities, including management of Accounting, Human Resources, MIS, and Administrative Services. From 1992 to 1993, Mr. Bratset was the Controller at Dynamic Information Corporation, From 1978 to 1992, Mr. Bratset was Vice President of Administration at the Thunder Group. From 1969 to 1978, Mr. Bratset was Corporate Headquarters Manager at Zytron Corporation. Mr. Bratset holds a B.A. in Business Administration/Accounting from University of California, Berkeley.

         Mr. Dworkin has served as a director of the Company since December of 1994. Mr. Dworkin founded and served as President and Chairman of the Board of Revco Drugstore Company, Inc. until October of 1987. Mr. Dworkin currently serves on the Boards of approximately ten companies, including a number of large public corporations. These include General Computer Corporation, which was sold in 1995 (where he was Chairman of the Board), Comtrex Systems, Inc. (where he was Chairman of the Board), Northern International Technologies, CCA Industries, Interactive Technologies, Inc. (a manufacturer of pet supplies), Marbledge Group, Inc., Powerhorse, Overdrive Systems, Inc., and Neutrogena (prior to its sale). He is also Owner and Chairman of the Board of Advanced Modular Company, a privately-held manufacturer of modular buildings. His experiences range across a multitude of industries including, among others, pharmaceuticals, computer hardware and software, modular housing, and consumer products.

         Mr. Schwartz has served as a director of the Company since January of 1993. Mr. Schwartz is President of G&S Metal Products, Inc., one of the largest producers of consumer metal products in the United States. The company's headquarters in Cleveland, Ohio includes a major manufacturing facility. G&S Metal Products sells its products to all major retailers (e.g.,

K-Mart, Target, and WalMart), many through private label programs. Mr. Schwartz is also President of G&S Machine Tools, Inc. and Vice President of Porcelen, Inc. Mr. Schwartz's has extensive export and import experience.

         Mr. McIntyre has served as a director of the Company since June 10, 1996. Mr. McIntyre is currently active nationally in merger and acquisition work in association with Chapman Associates. He is also interim CEO at Capital Electric Group. From 1964-1981, he was Chairman of the Board, President, and CEO of Custom Products Corporation, a multi-plant manufacturing and distribution company. Mr. McIntyre currently serves on the boards of several companies, including Capital Electric Group, the Joray Corporation, and Watkins Shepard Inc. Mr. McIntyre holds a B.S. from Iowa State University and attended post-graduate courses at Michigan State University and Drake.

         The Company's Bylaws provide that the authorized number of directors of the Company shall be five. Directors are elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Executive officers are elected annually by, and serve at the discretion of, the Board of Directors.

BOARD COMMITTEES

         The Compensation Committee consists of Messrs. Dworkin, Schwartz, and McIntyre. The Compensation Committee will establish salaries, incentives, and other forms of compensation for officers and other employees, administers incentive compensation and benefit plans, including the Company's 1996 Stock Option and Restricted Stock Plan and the Company's 1996 Non-Employee Directors' Option Plan, and recommends policies relating to such plans.

         The Audit Committee consists of Messrs. Dworkin, Schwartz, and McIntyre. The Audit Committee will meet periodically with management and the Company's independent auditors and review the results and scope of the audit and other services provided by the Company's independent auditors and the need for internal auditing procedures and the adequacy of internal controls.

DIRECTORS' COMPENSATION

         The Company pays all nonemployee directors $1,000 for attendance at the Company's annual meeting of directors; the Company anticipates that this amount will increase to $1,500 after the completion of this Offering. The Company pays all nonemployee directors $250 for any other board or committee meetings attended. In addition, directors may be reimbursed for certain expenses in connection with attendance at board meetings. On June 10, 1996, pursuant to the Company's Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), the Company granted options to purchase 9,800 shares of the Company's Common Stock to those persons who were Directors of the Company as of May 31, 1996. All options were granted with an exercise price of $5.14 per share. Pursuant to the terms of the Directors' Plan, Mark Schwartz received 2,800 options; Sidney Dworkin, Victor Scaravilli and Phyllis Froimson each received 2,100 options; and Donald McIntyre received 700 options. Mr. Scaravilli and Ms. Froimson are not currently directors of the Company, but were Directors on May 31, 1996. Also, effective as of June 10, 1996, the Company's Board of Directors granted James Schoke, a former director of the Company, an option to purchase 2,100 shares of the Company's Common Stock at an exercise price of $5.14 per share. The option grant to Mr. Schoke was in recognition of Mr. Schoke's service to the Company as a Board member and was on substantially the same terms as the option grants under the Directors' Plan. See "Certain Transactions." The Directors' Plan currently provides that each nonemployee director will be granted options to purchase 700 shares of Common Stock at fair market value on the date of grant and which shall vest after each such full year of service; provided, however, that the aggregate number of options granted by the Company under the Directors' Plan may not exceed 35,000.

EXECUTIVE COMPENSATION

         The following table summarizes all compensation paid or accrued by the Company for services rendered during the year ended December 31, 1995 by the Company's President and Chief Executive Officer. No other executive officer of the Company had compensation in excess of $100,000 for the periods indicated.

                                                          Annual Compensation
                                                        -----------------------
Name and Principal Position                               Year         Salary
---------------------------                             --------      ---------
Michael L. Hartzmark, Ph.D., President,                   1995         $96,000

    Chief Executive Officer, and Director                 1994         $96,000

                                                          1993         $72,000

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         During the year ended December 31, 1995, the Company's Board of Directors established the levels of compensation for certain of the Company's executive officers without the involvement of the Compensation Committee, as the Compensation Committee had not yet been formed during that period. Dr. Hartzmark, the Company's President and Chief Executive Officer, participated in the deliberations regarding executive compensation that occurred during 1995. The current members of the Company's Compensation Committee, who joined the Compensation Committee effective as of September 27, 1996, are Messrs. Dworkin, Schwartz, and McIntyre. None of these individuals were at any time during 1995 an officer or employee of the Company.

1996 STOCK OPTION PLAN

         The Company's 1996 Stock Option and Restricted Stock Plan (the "Option Plan") was adopted by the Board of Directors in May 1996 and was approved by the shareholders at the Company's annual meeting of shareholders in June 1996. The Board of Directors approved an amendment to the Option Plan on September 27, 1996, and the Company's shareholders approved the amendment effective as of that same date. The purpose of the Option Plan is to attract and retain qualified personnel, provide additional incentives to employees, officers, directors, and consultants of the Company and promote the success of the Company's business.

Pursuant to the Option Plan, the Company may grant incentive and nonstatutory (nonqualified) stock options to key employees, officers, directors, and consultants of the Company. A total of 210,000 shares of Common Stock have been reserved for issuance under the Option Plan.

         The Compensation Committee has been delegated the authority by the Board to select the key employees, officers, directors, and consultants of the Company to whom stock options are granted (provided that incentive stock options only be granted to employees of the Company), to interpret and adopt rules for the operation of the Option Plan, and to specify other terms of stock options. Subject to the limitations set forth in the Option Plan, the Compensation Committee has the authority to designate the number of shares to be covered by each option, determine whether an option is to be an incentive stock option or a nonstatutory option, establish vesting schedules, specify the type of consideration to be paid to the Company upon exercise and, subject to certain restrictions, specify other terms of the options.

         The maximum term of options granted under the Option Plan is ten years. The aggregate fair market value of the stock with respect to which incentive stock options are first exercisable in any calendar year may not exceed $100,000 per incidence. Options granted under the Option Plan are nontransferable and generally expire three months after the termination of an optionee's service to the Company. In general, if an optionee is permanently disabled or dies during his or her service to the Company, such option may be exercised up to 12 months following such disability or death.

         The exercise price of incentive stock options must equal the fair market value of the Common Stock on the date of grant. The exercise price of incentive stock options granted to any person who at the time of grant owns stock possessing more than 10% of the total combined voting power of all classes of stock must be at least 110% of the fair market value of such stock on the date of grant and the term of those options cannot exceed five years.

OPTION GRANTS

         The Company did not grant stock options or stock appreciation rights during the year ended December 31, 1995.

         See "Management-Directors Compensation" for information regarding option grants made as of June 10, 1996 to certain of the Company's existing and former directors.

                              CERTAIN TRANSACTIONS

         On December 15, 1994, Mr. Sidney Dworkin, a director and principal shareholder of the Company, invested $500,000 in the Company in order to, among other things, fund the Company's $360,000 installment under a promissory note to Performance Industries, Inc. (formerly Mr. Gasket) ("Performance"). This payment related to debt owed by the Company to Mr. Gasket as a result of the Company's acquisition of the CRAGAR brand name and certain other assets from Mr. Gasket. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview." Of Mr. Dworkin's $500,000 investment, $150,000 was made as a contribution to capital, and the remaining $350,000 was made as a loan to the Company. In consideration of the $150,000 capital contribution, Mr. Dworkin received (i) 29,166.9 shares of Common Stock, (ii) 3,937.5 Class A Warrants, each warrant entitling the holder to purchase one share of the Common Stock at $1.4286, and (iii) a promissory note in the principal amount of $108,333 (the "$108,333 Note"). The $108,333 Note bears interest at a rate of 15% per annum, payable annually in five installments commencing January 1, 1995. In consideration of the $350,000 loan to the Company, Mr. Dworkin received (i) 24,500 Class B Warrants, each warrant entitling the holder to purchase one share of Common Stock at $0.36 per share, and (ii) a promissory note in the principal amount of $350,000 (the "$350,000 Note"). The $350,000 Note, which initially had an interest rate of 1.5% per month through June 30, 1995, and 2% per month thereafter until the outstanding principal balance is paid in full, was amended by the parties on October 12, 1995, so that the Note currently bears interest at 8% per annum and matures on January 1, 1997. Pursuant to an amendment executed by the parties on September 30, 1996 (see below), the $350,000 Note will automatically convert upon the Closing Date into 68,055.6 shares of Common Stock.

         In connection with the original capitalization of the Company, the Company issued promissory notes (the "1992 Notes") to certain investors (the "1992 Note Holders"). On December 14, 1994, as part of a plan of recapitalization (the "Recapitalization"), all but one of the 1992 Note Holders entered into an agreement with the Company to forgive all interest accrued on the 1992 Notes through December 31, 1994. In addition, all of the 1992 Note Holders agreed on January 31, 1995 to contribute to the capital of the Company the indebtedness owed pursuant to the 1992 Notes, and, Mr. Dworkin contributed to the capital of the Company the indebtedness owed pursuant to the $108,333 Note. Among the 1992 Note Holders that participated in the recapitalization were (with amount contributed in parenthesis): Michael L. Hartzmark, President, Director, and Chief Executive Officer of the Company ($180,555); Dolores Hartzmark, principal shareholder and mother of Michael L. Hartzmark ($361,110); Debra Jacobs, principal shareholder and sister of Michael L. Hartzmark and daughter of Dolores Hartzmark ($180,555); Sidney Dworkin, Director ($216,666); Elliot Dworkin, son of Sidney Dworkin ($72,222); Mark Schwartz, Director ($361,110); Harry Schwartz, principal shareholder and father of Mark Schwartz ($361,110); and Edward R. Falkner ($144,444), Irving Davies ($144,444), James Schoke ($144,444), and Gerald Richter ($216,666), all of whom are principal shareholders of the Company.
                                       42

         On September 30, 1995, the Company entered into a First Note Amendment with the holders of the 1993 Junior Notes. Pursuant to this Amendment, the Company agreed to increase the interest rate on the 1993 Junior Notes from 6% to 8% per annum. Also pursuant to this Amendment, the Company agreed to issue shares of its Common Stock to holders of the 1993 Junior Notes, and the holders of the 1993 Junior Notes agreed to accept such Common Stock, in lieu of interest that had accrued on the 1993 Junior Notes. Pursuant to this agreement, holders of the 1993 Junior Notes received 2,152.84 shares of the Company's Common Stock for every $100,000 of interest payable. Among the holders of 1993 Junior Notes were (with shares issued in parenthesis): Sidney Dworkin (10,244.57); Gerald Richter (931.35); Edward R. Falkner (931.35), Elayne Schoke (931.35), James Schoke (1,862.63), and Irving Davies (2,793.98), all of whom are principal shareholders of the Company; and CN Partners (4,057.62) in which Lee Hartzmark, Harry Schwartz, Gerald Richter, Edward R. Falkner, and Sidney Dworkin each have a one-fifth beneficial interest.

         On June 20, 1996, Mr. Lee Hartzmark, father of Michael L. Hartzmark, entered into an agreement with Performance Industries (formerly Mr. Gasket, the seller of the Cragar assets) whereby Mr. Lee Hartzmark was assigned the rights to an unsecured promissory note and a non-compete agreement between Performance and the Company. The unsecured promissory note and non-compete agreement had outstanding balances of $1,066,098 and $44,118, respectively, at June 20, 1996. Mr. Hartzmark paid Performance $700,000 in consideration of said assignment. On July 1, 1996, the Company privately sold Bridge Notes totaling $1,500,000 (see the immediately following paragraph). A portion of the proceeds from the Bridge Notes were used to pay the unsecured promissory note and non-compete agreement obligations held by Mr. Hartzmark for $700,000, plus $79,727 for interest and service charges related to the assignment.

         On July 1, 1996, the Company obtained bridge financing totaling $1,500,000 (the "Bridge Financing"). Each lender that participated in the Bridge Financing (collectively, the "Lenders") received from the Company, as consideration, (i) the Company's promissory note in the principal amount of the Lender's investment (the "Bridge Note"), and (ii) 8,400 Class C Warrants for each $100,000 the Lender invested in connection with the Bridge Financing. Each Class C Warrant entitles the holder to purchase one share of the Company's Common Stock at an exercise price of $3.247 per share. The Bridge Notes are due in full on June 30, 1998 or earlier in certain circumstances, including within 30 days following the initial public offering of the Company's Common Stock. Among the officers, directors, and principal shareholders that participated in the Bridge Financing (with amount invested in parenthesis) are: Mark Schwartz, ($100,000); Irving Davies ($150,000); Edward R. Falkner ($200,000); and Harry Schwartz ($100,000).

         See "Mangement - Directors Compensation" for information regarding options grants made on June 10, 1996 to certain of the Company's existing and former directors.

         On September 30, 1996, the Company entered into a Second Note Amendment with the holders of the 1993 Junior Notes, and entered into a First Note Amendment with Mr. Sidney

Dworkin, the holder of the $350,000 Note. Pursuant to both of these Amendments, provisions were added to the 1993 Junior Notes and the $350,000 Note which provide that, upon the Closing Date, (i) the outstanding principal and interest under the 1993 Junior Notes will convert into 291,666 shares of the Company's Common Stock (19,444.4 shares per $100,000 principal amount) and (ii) the outstanding principal and interest under the $350,000 Note will convert into 68,055.6 shares of the Company's Common Stock (19,444.4 shares per $100,000 principal amount).

         Management believes that the foregoing transactions were consummated on terms that would otherwise prevail in arms-length transactions.

                             PRINCIPAL SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of September 26, 1996 by
(i) each person who is known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) the executive officer named in the Compensation Table, and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

                                           Number               Percent of Total(3)
                                          of Shares             -------------------
Name and Address                        Beneficially           Before          After
of Beneficial Owner(1)                    Owned(2)            Offering        Offering
----------------------                  ------------          --------       --------
                                                                        Minimum       Maximum
                                                                        -------       -------
Michael L. Hartzmark, Ph. D.#(4)          87,134.58             6.72%     4.44%         3.79%
Mark Schwartz#(5)                        121,548.00             9.25%     6.13%         5.25%
Donald McIntyre#(6)                          700.00              *          *             *
Sidney Dworkin#(7)                       321,691.29            24.21%    16.12%        13.81%
Lee & Dolores Hartzmark(8)               120,881.72             9.27%     6.14%         5.25%
Debra Jacobs(9)                           87,134.58             6.72%     4.44%         3.79%
Edward R. Falkner(10)                     82,126.47             6.26%     4.15%         3.55%
Irving Davies(11)                         88,699.78             6.78%     4.49%         3.84%
Gerald Richter(12)                        87,396.07             6.73%     4.45%         3.80%
James & Elayne Schoke(13)                 78,199.78             6.03%     3.98%         3.40%
Harry Schwartz(14)                       129,281.72             9.86%     6.53%         5.59%
All Executive Officers and Directors
         as a Group (4 persons)          541,607.60            39.82%    26.72%        22.95%

--------------

*        Indicates ownership of less than one percent.

#        Indicates Director of the Company.
(1) Unless otherwise noted, the address of each of the listed stockholders is 4636 N. 43rd Avenue, Phoenix, Arizona 85031.
(2) A person is deemed to be the beneficial owner of securities that can be acquired within 60 days from the date set forth above through the exercise of any option or warrant.
(3) In calculating percentage ownership, all shares of Common Stock which the named shareholder has the right to acquire upon exercise of any option or warrant are deemed to be outstanding for the purpose of computing the percentage of Common Stock owned by such shareholder, but are not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other shareholder. Shares and percentages beneficially owned are based upon 1,290,304.96 shares outstanding before the Offering, which assumes conversion of all convertible notes which will be automatically converted into approximately 359,721.6 shares of Common Stock upon the Closing Date. Accordingly, shares and percentages beneficially owned after the Offering are based on 1,956,971.96 Units for the minimum, and 2,290,304.96 Units for the maximum.
(4) Dr. Hartzmark is deemed to be beneficial owner of MDA Financial, Inc. As a result, Dr. Hartzmark's beneficial interest includes 6,562.5 shares purchasable upon exercise of Class A warrants and convertible notes that will automatically convert into 29,166.6 shares of Common Stock upon the Closing Date.
(5) Includes 13,125 shares purchasable upon exercise of Class A warrants, 8,400 shares purchasable upon exercise of Class C warrants, and 2,800 shares purchasable upon exercise of Non-Employee Directors' Stock Options.
(6) Includes 700 shares purchasable upon exercise of Non-Employee Directors' Stock Options.
(7) Mr. Dworkin is deemed to be beneficial owner of a one-fifth interest in CN Partners. As a result, Mr. Dworkin's beneficial interest includes 11,812.5 shares purchasable upon exercise of Class A warrants, 24,500 shares purchasable upon exercise of Class B warrants, 2,100 shares purchasable upon exercise of Non-Employee Directors' Stock Options, and convertible notes that will automatically convert into 184,722 shares of Common Stock upon the Closing Date.
(8) Because Lee Hartzmark and Dolores Hartzmark are married, each may be deemed a beneficial owner of the other's shares of Common Stock. Mr. and Mrs. Hartzmark are deemed to be beneficial owners of a one-fifth interest in CN Partners. As a result, their interest includes 13,125 shares purchasable upon exercise of Class A warrants and convertible notes that will automatically convert into 9,722.2 shares of Common Stock upon the Closing Date.
(9) Ms. Jacobs is deemed to be beneficial owner of MDA Financial, Inc. As a result, Ms. Jacobs's beneficial interest includes 6,562.5 shares purchasable upon exercise of Class A warrants and convertible notes that will automatically convert into 29,166.6 shares of Common Stock upon the Closing Date.
(10) Mr. Falkner is deemed to be beneficial owner of The Edward Falkner Trust and beneficial owner of a one-fifth interest in CN Partners. As a result, Mr. Falkner's beneficial interest includes 5,250 shares purchasable upon exercise of Class A warrants, 16,800 shares purchasable upon exercise of Class C warrants, and convertible notes that will automatically convert into 19,444.4 shares of Common Stock upon the Closing Date.
(11) Includes 5,250 shares purchasable upon exercise of Class A warrants, 12,600 shares purchasable upon exercise of Class C warrants, and convertible notes that will automatically convert into 29,166.6 shares of Common Stock upon the Closing Date.
(12) Mr. Richter is deemed to be beneficial owner of a one-fifth interest in CN Partners. As a result, Mr. Richter's beneficial interest includes 7,875 shares purchasable upon exercise of Class A warrants and convertible notes that will automatically convert into 19,444.4 shares of Common Stock upon the Closing Date.
(13) Because James Schoke and Elayne Schoke are married, each may be deemed a beneficial owner of the other's shares of Common Stock. As a result, their interest includes 5,250 shares purchasable upon exercise of Class A warrants, 2,100 shares purchasable upon exercise of stock options, and convertible notes that will automatically convert into 29,166.6 shares of Common Stock upon the Closing Date.
(14) Mr. Schwartz is deemed to be the beneficial owner of a one-fifth interest in CN Partners. As a result, Mr. Schwartz's beneficial interest includes 13,125 shares purchasable upon exercise of Class A warrants, 8,400 shares purchasable upon exercise of Class C warrants, and convertible notes that will automatically convert into 9,722.2 shares of Common Stock upon the Closing Date.

                            DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock, $0.01 par value, and 200,000 shares of Preferred Stock, $0.01 par value. The following description of the Company's capital stock is qualified in all respects by reference to the Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation"), which has been filed as an exhibit to the Registration Statement incorporating this Prospectus.

COMMON STOCK

         The holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available thereof at such times and in such amounts as the Board of Directors may, from time to time, determine, subject to any preferences which may be granted to the holders of Preferred Stock. Holders of Common Stock are entitled to one vote per share on all matters on which the holders of Common Stock are entitled to vote. The Common Stock is not entitled to preemptive rights and is not subject to redemption or conversion. Upon liquidation, dissolution or winding-up of the Company, the assets (if any) legally available for distribution to shareholders are distributable ratably among the holders of the Common Stock after payment of all debt and liabilities of the Company and the liquidated preference of any outstanding class or series of Preferred Stock. All outstanding shares of Common Stock are, and the shares of Common Stock to be issued pursuant to this Offering will be, when issued and delivered, validly issued, fully paid, and nonassessable. The rights, preferences, and privileges of holders of Common Stock are subject to any series of Preferred Stock that the Company may issue in the future.

COMMON STOCK PURCHASE WARRANTS

         In connection with this Offering, the Company will issue a minimum of 666,667 and a maximum 1,000,000 Warrants. The Warrants are subject to the terms and conditions of a Warrant Agreement between the Company and _________________ _________________________, as Warrant Agent. The following description of the Warrants is not complete and is qualified in all respects by the Warrant Agreement which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The shares of the Company's Common Stock underlying the Warrants, when issued upon exercise thereof and payment of the purchase price, will be fully paid and nonassessable.

         Each Warrant entitles the holder to purchase one share of Common Stock at any time during the three years following the Closing Date for $7.20. The number and kind of securities or other property for which the Warrants are exercisable are subject to adjustment upon the occurrence of certain events, including mergers, reorganizations, stock dividends, stock splits, and recapitalizations. All Warrants not exercised or redeemed will expire three years from the Closing Date. Holders of Warrants have no voting, dividend, or other rights as shareholders of the Company with respect to the shares underlying the Warrants, unless and until the Warrants are exercised.

         The Warrants may be exercised by filling out and signing the appropriate form on the Warrants and mailing or delivering the Warrants to the Warrant Agent in time to reach the Warrant Agent by the expiration date, accompanied by payment in full of the exercise price for the Warrants being exercised in United States funds (in cash or by check or bank draft payable to the order of the Company). Common Stock certificates will be issued as soon as practicable after exercise and payment of the exercise price as described above.

DEALER WARRANTS

         In connection with this Offering, the Company may sell to Participating Dealers, for $.01 per warrant, up to 150,000 warrants to purchase Common Stock (the "Dealer Warrants"). Each Dealer Warrant entitles the holder to purchase one share of Common Stock at any time during the three years following the Closing Date for $7.20 per share. The Dealer Warrants may not be sold, transferred, assigned, or hypothecated for a period of one year from the Closing Date. The number and kind of securities or other property for which the Warrants are exercisable are subject to adjustment upon the occurrence of certain events, including mergers, reorganizations, stock dividends, stock splits, and recapitalizations. Holders of Dealer Warrants have no voting, dividend or other rights as shareholders of the Company with respect to shares underlying the Dealer Warrants, unless and until the Dealer Warrants have been exercised.

OTHER WARRANTS

  Class A Warrants

         In connection with the original capitalization of the Company in 1992, the Company issued 118,125 Class A Warrants. Each Class A Warrant entitles the holder to purchase one share of the Common Stock at a price of $1.43 and is exercisable at any time on or before December 31, 1999. In addition, on December 15, 1994, the Company issued 3,937.5 Class A Warrants. See "Certain Transactions." As of the date of this Prospectus, none of the holders of the Class A Warrants have exercised their Class A Warrants. The Class A Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares of Common Stock subject to the Class A Warrants in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations. Holders of Class A Warrants will not possess any rights as shareholders of the Company prior to exercise.

Class B Warrants

         On December 15, 1994, the Company issued 24,500 Class B Warrants. See "Certain Transactions." Each Class B Warrant entitles the holder to purchase one share of the Common Stock at a price of $0.36 and is exercisable at any time on or before December 31, 1999. As of the date of this Prospectus, none of the holders of the Class B Warrants have exercised their Class B Warrants. The Class B Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares of Common Stock subject to the Class B Warrants in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations. Holders of Class B Warrants will not possess any rights as shareholders of the Company prior to exercise.

  Class C Warrants

         On July 1, 1996, the Company issued 126,000 Class C Warrants. See "Certain Transactions." Each Class C Warrant entitles the holder to purchase one share of Common Stock at a price of $3.25 per share, exercisable before June 30, 2001. See "Certain Transactions." As of the date of this Prospectus, none of the holders of the Class C Warrants have exercised their Class C Warrants. The Class C Warrants contain provisions that protect the holders against dilution by adjustment of the exercise price and the number of shares of Common Stock subject to the Class C Warrants in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers or consolidations. Holders of Class C Warrants will not possess any rights as shareholders of the Company prior to exercise. Holders of Class C Warrants have been granted certain registration rights. See "Shares Eligible For Future Sale - Registration Rights."

OPTIONS

         See "Management - Directors Compensation" for information regarding option grants made as of June 10, 1996 to certain of the Company's existing and former directors. As of the date of this Prospectus, none of the holders of such options have exercised their options.

PREFERRED STOCK

         Preferred Stock may be issued from time to time in one or more series, and the Board of Directors, without action by the holders of the Common Stock, may fix or alter the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation preferences, conversion rights, and any other rights, preferences, privileges, and restrictions of any wholly unissued series of Preferred Stock. The Board of Directors, without shareholder approval, can issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. No shares of Preferred Stock are outstanding, and the Company has no present plans to issue any such shares. The issuance of shares of Preferred Stock could adversely affect the voting power of holders of Common Stock and could have the effect of delaying, deferring, or preventing a change in control of the Company or other corporate action.

DEBT SECURITIES

         For a discussion of the Company's outstanding debt securities, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

CERTAIN CERTIFICATE OF INCORPORATION PROVISIONS

         The Company's Certificate of Incorporation provides that the Company's directors will not be personally liable for monetary damages for beach of the directors' fiduciary duty of care to the Company or its shareholders, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under
Section 174 of
the Delaware Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of nonmonetary relief would remain available under Delaware law. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

TRANSFER AGENT, REGISTRAR AND WARRANT AGENT

         The stock transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

         Upon completion of this Offering, the Company will have 2,290,304.96 shares of Common Stock outstanding if the maximum number of 1,000,000 Units are sold, assuming conversion of outstanding notes which are automatically convertible into approximately 359,721.6 shares of Common Stock and excluding exercise of currently outstanding options and warrants. In addition, the Company will have outstanding 122,063.2 Class A Warrants, 24,500 Class B Warrants, 126,000 Class C Warrants, and 9,800 Non-Employee Director Options, and 2,100 other options (collectively, the "Outstanding Warrants and Options"). Of the outstanding shares of Common Stock, the 1,000,000 shares of Common Stock included in the Units to be sold in this Offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company will be subject to the limitations of Rule 144 under the Securities Act. In addition, the 1,000,000 Warrants included in the Units to be sold in this Offering will be freely transferable without restriction or further registration under the Securities Act, except that any Warrants purchased by affiliates of the Company will be subject to the limitations of Rule 144 under the Securities Act. The remaining 1,290,304.96 outstanding shares of Common Stock and all of the Outstanding Warrants and Options will be "restricted securities" upon the completion of this Offering as that term is defined in Rule 144 under the Securities Act (the "Restricted Securities").

         In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregate) who has beneficially owned Restricted Securities for at least two years, including persons who may be deemed "affiliates" of the Company, would be entitled to sell within any three-month period a number of securities that does not exceed the greater of one percent of the number of shares of Common Stock then outstanding or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date an order to sell is placed with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the securities proposed to be sold for at least three years, would be entitled to sell such securities under Rule 144(k) without regard to the requirements described above. The Company is unable to estimate the number of securities that may be sold under Rule 144 since this will depend on the market price for the Common Stock of the Company, the personal circumstances of the sellers, and other factors.

         Certain stockholders of the Company, including all of the Company's officers and directors, have agreed with the Company not to offer, sell, or otherwise dispose of Restricted Securities for a period of six months from the date of this Prospectus without the written consent of the Company (the "Six Month Lock-up Agreement"). Approximately 765,710.87 shares of Common Stock and approximately 113,137.5 Outstanding Warrants and Options are subject to the Six Month Lock-up Period. Holders of the remaining Restricted Securities (approximately 524,594.09 shares of Common Stock and approximately 171,325.7 Outstanding Warrants and Options) have agreed with the Company not to offer, sell, or otherwise dispose of Restricted Securities for a period of three months from the date of this Prospectus without the written consent of the Company (the "Three Month Lock-up Agreement"). Upon expiration of the Lock-up Agreements, the Restricted Securities will be available for sale in the public market subject to compliance with the limitations of Rule 144.

         Prior to this Offering, there has been no public market for the Common Stock or Warrants. The Company can make no predictions as to the effect, if any, that sales of shares of Common Stock or Warrants or the availability of Common Stock or Warrants for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of the Common Stock or Warrants in the public market could adversely affect the market price of the Common Stock or Warrants and could impair the Company's future ability to raise capital through an offering of its equity securities.

REGISTRATION RIGHTS

         The holders of the Class C Warrants have been granted certain rights with respect to the registration under the Securities Act of the Class C Warrants or the shares of Common Stock issued upon exercise of the Class C Warrants. Beginning twelve months after the closing of the Company's initial underwritten public offering of Common Stock, the Company shall, within six months of receipt of requests for registration from holders of 63,000 shares of Common Stock (or warrants to acquire 63,000 shares of Common Stock), use its best efforts to affect the registration under the Securities Act of such securities.

         The Company generally is required to bear all costs incurred in connection with any such registrations, other than underwriting discounts and commissions. The foregoing registration rights could result in substantial future expense to the Company and could adversely affect any future equity or debt offerings of the Company.

                              PLAN OF DISTRIBUTION

         The Company is offering up to 1,000,000 Units at a purchase price of $6.00 per Unit. The Units will be sold on a "best efforts, all or none" basis with respect to the first 666,667 Units and on a "best efforts" basis as to the remaining 333,333 Units. A minimum investment of 100 Units ($600) is required of each investor, provided that the Company, in its discretion, may reduce the size of the minimum investment. Payment is due in full upon subscription. Subscription funds are irrevocable and will initially be held in an escrow account at Norwest Bank Arizona, N.A. This Offering will terminate 120 days from the date of this Prospectus unless this Offering is otherwise extended one or more times in the discretion of the Company for an additional period not to exceed 120 days (through________ , 1997) (the "Minimum Offering Period"), or unless collected or collectible subscriptions for at least 666,667 Units offered hereby (the "Minimum Offering") have been received and accepted prior to such date. If subscriptions for the minimum number of Units offered hereby have not been received and accepted by the Company by the Minimum Offering Period, no Units will be sold, and all funds held in escrow will be returned promptly to investors with their proportionate share of interest, if any, earned in the escrow account. If the Minimum Offering is sold, the Offering may continue beyond the Minimum Offering Period. In no event, however, may the Offering period exceed two years from the date of this Prospectus. The Company reserves the right to terminate the Offering at any time either prior or subsequent to the sale of the Minimum Offering. The Company may allocate among or reject any subscriptions, in whole or in part.

         The offering of the Units is a self-underwritten offering. The Units will be offered and sold by the Company's officers and directors, without compensation. However, notwithstanding the foregoing, the Company anticipates that it will also engage Participating Dealers to assist the Company in the sale of the Units. Should the Company engage Participating Dealers to assist it in the offering of the Units, the Company plans to pay sales commissions to Participating Dealers equal to five percent (5%) of the offering purchase price of the Units sold by them. Additionally, the Company may sell to Participating Dealers, for $0.01 each, an aggregate of up to 150,000 warrants (the "Dealer Warrants"), each warrant entitling the holder to purchase one share of Common Stock at $7.20. The exercise price and the number of shares may, under certain circumstances, be subject to adjustment pursuant to anti-dilution provisions of the Dealer Warrants. During the term of the Dealer Warrants, the holders thereof will have the opportunity to profit from a rise in the market price for the shares of Common Stock at a nominal cost. Exercise of the Dealer Warrants will result in dilution of the interest of existing shareholders.

         Further, the Company expects to agree to indemnify Participating Dealers against certain liabilities, including liabilities under the Securities Act, which may arise in connection with this Offering as a result of disclosures for which the Company is responsible.

         Those subscribing to purchase Units must complete a subscription agreement, a form of which is included as an appendix to this Prospectus. Subscription funds will be held in an escrow account at Norwest Bank Arizona N.A., pursuant to the terms and conditions contained in the Escrow Agreement, a form of which is included as an appendix to this Prospectus. When funds are released to the Company from escrow, investors whose subscriptions for Units have been accepted by the Company will be issued Common Stock certificates evidencing the number of shares purchased and certificates evidencing the number of Warrants purchased. Until the certificates are delivered to the purchasers thereof, such purchasers, if any, will be deemed subscribers only, and not shareholders.

         There is no lead underwriter for this Offering. Participating Dealers will execute Participating Dealer Agreements with the Company; however, such Participating Dealers will be under no obligation to sell any or all of the Units offered hereby. Any broker/dealer that sells Units in the Offering may be deemed an underwriter as defined in Section 2(11) of the Securities Act. The Company currently has not entered into Participating Dealer Agreements with any brokers or dealers. The Company anticipates that it will enter into Participating Dealer Agreements with Participating Dealers. The Company reserves the right to enter into Participating Dealer Agreements with Participating Dealers after the commencement of this Offering. There is no assurance that, even if any Participating Dealers sell the Units offered hereby, a court of competent jurisdiction or arbitration panel would deem any such Participating Dealer to be an underwriter as so defined.

         The Units are being offered subject to prior sale, withdrawal, cancellation or modification of the offer, including its structure, terms and conditions, without notice. The Company reserves the right, in its sole discretion, to reject, in whole or in part, any offer to purchase the Units.

         The Company intends to sell the Units in this Offering only in the states in which the Offering is qualified or in which an exemption from qualification is available. An offer to purchase may only be made and the purchase of the Units may only be negotiated and consummated in such states. The Subscription Agreement for the Units must be executed, and the Units may be delivered only in, such states. Resale or transfer of the Units may be restricted under state law.

         Any Participating Dealers will agree in accordance with the provisions of Rule 15c2-4 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, to cause all funds received upon subscription for Units to be forwarded to the Escrow Agent upon the receipt of the executed Subscription Agreement and related funds by the Participating Dealer by or before noon of the next business day following the subscription for said Units.

         Prior to this Offering, there has been no public market for the Common Stock. The initial public offering price has been unilaterally determined by the Company without being negotiated with an underwriter or other third party. Among the factors considered by the Company in determining the price were the history of, and the prospects for, the Company and the industry in which it competes, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings, the present state of the Company's development, the general condition of the securities markets at the time of this Offering, and the recent market prices of publicly traded common stocks of comparable companies.

                                  LEGAL MATTERS

         The validity of the Units offered hereby will be passed upon for the Company by Snell & Wilmer L.L.P., Phoenix, Arizona.

                                     EXPERTS

         The financial statements of Cragar Industries, Inc., as of December 31, 1995 and for each of the years in the two-year period ended December 31, 1995, have been included herein and in the registration statement, in reliance on the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................  F-2

Balance Sheets at December 31, 1995 and at
  June 30, 1996 (unaudited)..............................................  F-3

Statements of Operations for the years ended December 31, 1994 and 1995 and for the six month periods ended June 30, 1995
  (unaudited) and June 30, 1996 (unaudited)..............................  F-4

Statements of Stockholders' Deficit for the years ended
  December 31, 1994 and 1995, and for the six month period
  ended June 30, 1996 (unaudited)........................................  F-5

Statements of Cash Flows for the years ended December 31, 1994 and 1995, and for the six month periods ended June 30, 1995
  (unaudited) and June 30, 1996 (unaudited)..............................  F-6

Notes to Financial Statements............................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CRAGAR Industries, Inc.:

     We have audited the accompanying balance sheet of CRAGAR Industries, Inc. as of December 31, 1995, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CRAGAR Industries, Inc. as of December 31, 1995, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

Phoenix, Arizona
January 12, 1996, except
  for Note 9 which is as of May 25, 1996
  and Note 20 which is as of
  September 30, 1996

                            CRAGAR INDUSTRIES, INC.

                                 BALANCE SHEETS

                                                                                      JUNE 30,
                                                                                        1996
                                                                    DECEMBER 31,     -----------
                                                                        1995
                                                                    ------------     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.......................................  $         --     $        --
  Accounts receivable, less allowance for doubtful accounts of
     $150,626 in 1995 and $40,598 in 1996.........................     4,994,488       6,325,774
  Inventories, net................................................     7,380,142       7,091,794
  Current portion of non-trade receivables........................        87,500         144,894
  Prepaid expenses................................................        29,753         144,504
                                                                     -----------     -----------
     Total current assets.........................................    12,491,883      13,706,966
                                                                     -----------     -----------
Property and equipment, net.......................................     1,047,090         953,110
Non-trade receivables, less current portion.......................       102,619              --
Other assets, net.................................................       324,305         268,816
                                                                     -----------     -----------
                                                                    $ 13,965,897     $14,928,892
                                                                     ===========     ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Accounts payable................................................  $  2,515,208     $ 3,392,734
  Accrued expenses................................................       924,861       1,157,726
  Accrued interest................................................       124,044         231,797
  Current portion of capital lease obligations....................        61,573          64,582
  Current portion of long-term debt...............................       512,748         514,510
                                                                     -----------     -----------
     Total current liabilities....................................     4,138,434       5,361,349
                                                                     -----------     -----------
Note payable......................................................     7,300,895       6,980,827
Capital lease obligations, excluding current portion..............       177,341         144,219
Long-term debt, less current portion..............................       978,690         960,983
Subordinated investor debt, less current portion..................     1,500,000       1,500,000
Excess of fair value of assets acquired over cost.................     1,474,937       1,106,203
                                                                     -----------     -----------
     Total liabilities............................................    15,570,297      16,053,581
                                                                     -----------     -----------
Commitments, contingencies and subsequent events..................

Stockholders' deficit:
  Preferred stock, par value $.01; authorized 200,000 shares, no
     shares issued and outstanding................................            --              --
  Common stock, par value $.01; authorized 5,000,000 shares,
     930,584 shares at December 31, 1995 and 930,584 shares
     (unaudited) at June 30, 1996 issued and outstanding..........         1,329           1,329
  Additional paid-in capital......................................     4,823,916       4,823,916
  Accumulated deficit.............................................    (6,429,645)     (5,949,934)
                                                                     -----------     -----------
     Total stockholders' deficit..................................    (1,604,400)     (1,124,689)
                                                                     -----------     -----------
                                                                    $ 13,965,897     $14,928,892
                                                                     ===========     ===========

              See accompanying notes to the financial statements.

                            CRAGAR INDUSTRIES, INC.

                            STATEMENTS OF OPERATIONS

                                         YEARS ENDED DECEMBER 31,        SIX MONTHS ENDED JUNE 30,
                                        ---------------------------     ---------------------------
                                           1994            1995            1995            1996
                                        -----------     -----------     -----------     -----------
                                                                        (UNAUDITED)     (UNAUDITED)
Net sales.............................  $20,269,936     $22,935,773     $13,789,826     $12,527,685
Costs of goods sold...................   17,166,550      20,289,347      11,797,095      10,596,743
                                        -----------     -----------     -----------     -----------
Gross profit..........................    3,103,386       2,646,426       1,992,731       1,930,942
                                        -----------     -----------     -----------     -----------
Selling, general and administrative
  expenses............................    3,887,756       2,912,393       1,529,424       1,376,643
Amortization of excess of fair value
  of assets acquired over cost........     (737,468)       (737,468)       (368,734)       (368,734)
                                        -----------     -----------     -----------     -----------
Income (loss) from operations.........      (46,902)        471,501         832,041         923,033
                                        -----------     -----------     -----------     -----------
Non-operating expenses, net:
  Interest expense, net...............    1,396,677       1,164,510         577,629         542,151
  Other, net..........................      112,970             747              --        (130,000)
                                        -----------     -----------     -----------     -----------
     Total non-operating expenses.....    1,509,647       1,165,257         577,629         412,151
                                        -----------     -----------     -----------     -----------
Earnings (loss) before income taxes
  and extraordinary item..............   (1,556,549)       (693,756)        254,412         510,882
Income taxes..........................           --              --              --          31,171
                                        -----------     -----------     -----------     -----------
Income before extraordinary item......   (1,556,549)       (693,756)        254,412         479,711
Extraordinary item:
  Gain on forgiveness of debt.........    1,107,232              --              --              --
                                        -----------     -----------     -----------     -----------
     Net earnings (loss)..............  $  (449,317)    $  (693,756)    $   254,412     $   479,711
                                        ===========     ===========     ===========     ===========
Earnings (loss) per common and common
  equivalent share....................  $      (.40)    $      (.60)    $       .22     $       .41
                                        ===========     ===========     ===========     ===========
Weighted average common and common
  equivalent shares outstanding.......    1,119,839       1,154,395       1,147,792       1,174,200
                                        ===========     ===========     ===========     ===========
Earnings (loss) per common shares --
  assuming full dilution..............                                  $       .18     $       .33
                                                                        ===========     ===========
Weighted average common shares
  outstanding -- assuming full
  dilution............................                                    1,439,458       1,465,866
                                                                        ===========     ===========

              See accompanying notes to the financial statements.

                            CRAGAR INDUSTRIES, INC.

                      STATEMENTS OF STOCKHOLDERS' DEFICIT
                     YEARS ENDED DECEMBER 31, 1994 AND 1995
                       AND SIX MONTHS ENDED JUNE 30, 1996

                                          COMMON STOCK
                                      ---------------------   ADDITIONAL
                                      NUMBER OF                PAID-IN     ACCUMULATED   STOCKHOLDER'
                                        SHARES      AMOUNT     CAPITAL       DEFICIT        DEFICIT
                                      ----------   --------   ----------   -----------   -------------
Balances at January 1, 1994.........   8,750,070   $ 12,500   $1,237,510   $(5,286,572)   $ (4,036,562)
  One-for-ten reverse stock split...  (7,875,063)   (11,250)      11,250            --              --
  Issuance of common stock for
     cash...........................      29,167         42       41,625            --          41,667
  Net loss for the year.............          --         --           --      (449,317)       (449,317)
                                      ----------    -------    ---------    ----------      ----------
Balances at December 31, 1994.......     904,174      1,292    1,290,385    (5,735,889)     (4,444,212)
  Issuance of common stock..........      26,410         37      175,208            --         175,245
  Contribution of subordinated
     investor debt..................          --         --    3,358,323            --       3,358,323
  Net loss for the year.............          --         --           --      (693,756)       (693,756)
                                      ----------    -------    ---------    ----------      ----------
Balances at December 31, 1995.......     930,584      1,329    4,823,916    (6,429,645)     (1,604,400)
  Net earnings (unaudited)..........          --         --           --       479,711         479,711
                                      ----------    -------    ---------    ----------      ----------
Balances at June 30, 1996
  (unaudited).......................     930,584   $  1,329   $4,823,916   $(5,949,934)   $ (1,124,689)
                                      ==========    =======    =========    ==========      ==========

              See accompanying notes to the financial statements.

                            CRAGAR INDUSTRIES, INC.

                            STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                SIX MONTHS ENDED JUNE 30, 1995 AND JUNE 30, 1996

                                                                        YEARS ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                                                                        -------------------------    --------------------------
                                                                           1994           1995          1995           1996
                                                                        -----------    ----------    -----------    -----------
                                                                                                     (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss).................................................  $  (449,317)   $ (693,756)   $   254,412    $   479,711
  Adjustments to reconcile net earnings (loss) to net cash provided by
    (used in) operating activities:
    Provision for losses on accounts receivable.......................      129,086      (232,960)      (185,908)      (110,027)
    Provision for obsolete and slow-moving inventory..................     (122,137)     (125,227)         3,476        (50,821)
    Gain on sale of property and equipment............................     (155,417)           --             --       (130,000)
    Depreciation and amortization of property and equipment...........      144,737       264,554        114,809        147,481
    Amortization of intangibles.......................................      268,630       161,131         97,810         62,990
    Amortization of excess fair value of assets acquired over cost....     (737,468)     (737,468)      (368,734)      (368,734)
    Extraordinary gain on restructuring of debt.......................   (1,107,232)           --             --             --
    Increase (decrease) in cash resulting from changes in:
      Accounts receivable.............................................   (1,423,470)    1,073,704     (2,351,027)    (1,221,259)
      Inventories.....................................................      490,835      (114,248)        54,327        339,169
      Non-trade receivables...........................................     (281,300)       91,181         45,591         45,225
      Prepaid expenses................................................      100,154        (5,755)       (71,436)      (114,751)
      Other assets....................................................      (26,433)      (95,700)       (95,000)        (7,500)
      Accounts payable and accrued expenses...........................      637,355       872,632      1,504,044      1,240,391
      Accrued interest................................................      547,000        69,834         70,589        107,753
                                                                        -----------    ----------    -----------    -----------
         Net cash provided by (used in) operating activities..........   (1,974,977)      527,922       (927,047)       419,628
                                                                        -----------    ----------    -----------    -----------
Cash flows from investing activities:
  Purchases of property and equipment.................................     (272,075)     (179,296)      (109,284)       (53,501)
  Proceeds from the sale of property and equipment....................      155,417            --             --             --
                                                                        -----------    ----------    -----------    -----------
         Net cash used in investing activities........................     (116,658)     (179,296)      (109,284)       (53,501)
                                                                        -----------    ----------    -----------    -----------
Cash flows from financing activities:
  Net borrowings (repayments) on note payable.........................    1,789,647        46,515      1,490,730       (320,068)
  Proceeds from issuance of long-term debt............................      350,000        22,034             --             --
  Repayments of long-term debt........................................     (348,191)     (507,207)      (193,319)       (15,946)
  Repayments of capital lease obligations.............................           --       (59,406)       (28,603)       (30,113)
  Proceeds from issuance of subordinated investor debt................      108,333            --             --             --
  Proceeds from issuance of common stock..............................       41,667            --             --             --
                                                                        -----------    ----------    -----------    -----------
         Net cash provided by (used in) financing activities..........    1,941,456      (498,064)     1,268,808       (366,127)
                                                                        -----------    ----------    -----------    -----------
         Increase (decrease) in cash..................................     (150,179)     (149,438)       232,477             --
Cash and cash equivalents at beginning of period......................      299,617       149,438        149,438             --
                                                                        -----------    ----------    -----------    -----------
Cash and cash equivalents at end of period............................  $   149,438    $       --    $   381,915    $        --
                                                                        ===========    ==========    ===========    ===========
Supplemental disclosure of cash flow information:
  Cash paid for interest..............................................  $   831,987    $  977,894    $   448,046    $   463,502
  Cash paid for income taxes..........................................           --            --             --         31,171
Noncash financing and investing activities:
  Sale of asset reducing accounts payable.............................           --            --             --        130,000
  Contribution of subordinated investor debt..........................           --     3,358,323      3,358,323             --
  Issuance of common stock in exchange for accrued interest...........           --       175,245             --             --
  Capital lease obligations incurred for new equipment................           --       240,370        240,370             --
  Long-term debt incurred for new equipment...........................           --            --         22,034             --

              See accompanying notes to the financial statements.

                            CRAGAR INDUSTRIES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND THE
                   SIX MONTHS ENDED JUNE 30, 1995 (UNAUDITED)
                         AND JUNE 30, 1996 (UNAUDITED)

(1) DESCRIPTION OF BUSINESS

     CRAGAR Industries, Inc. (the Company) designs, develops, assembles and distributes composite, aluminum, steel and wire custom wheels and wheel accessories. It markets and sells to automotive aftermarket distributors and dealers throughout the United States, Canada, Mexico, Australia and other international markets.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cash Equivalents

     All short-term investments purchased with an original maturity of three months or less are considered to be cash equivalents. Cash and cash equivalents include cash on hand and amounts on deposit with financial institutions.

  Inventories

     Inventories consist of raw materials and partially and fully assembled custom specialty wheels. Inventories are stated at the lower of cost or market. Cost is determined using the average cost method. Market is based upon current sales price less distribution and selling cost. Provisions are made currently for obsolete and slow-moving inventory.

  Property and Equipment

     Property and equipment are stated at cost. Major improvements and betterments are capitalized; maintenance repairs and minor replacements are expensed as incurred. Depreciation on furniture, fixtures and equipment is provided using the straight-line method over the economic lives of the assets ranging from three to seven years. Leasehold improvements and equipment held under capital leases are amortized over the shorter of the underlying lease terms or the asset lives.

  Amortization of Organization Costs

     Organization costs are being amortized using the straight-line method over five years.

  Amortization of Loan Costs

     Loan costs are being amortized using the interest method over the term of the loan agreement.

  Income Taxes

     The Company uses the asset and liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which

                            CRAGAR INDUSTRIES, INC.

those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Revenue Recognition

     Revenue from product sales is recognized upon shipment to the customer. Provisions are made currently for estimated product returns.

  Product Warranties

     Costs estimated to be incurred with respect to product warranties are provided for at the time of sale based upon estimates derived from experience factors.

  Earnings (loss) per Share

     Earnings (loss) per share is based upon the weighted average number of common shares outstanding plus common stock equivalents after giving effect to the one-for-ten reverse stock split on March 26, 1994 and the 7-to-1 stock split (note 20). Pursuant to the Securities and Exchange Commission Staff Accounting Bulletin No. 83 (SAB 83), common stock and common stock equivalents issued during the 12-month period prior to the Company's proposed initial public offering have been included in the calculation as if they were outstanding for all periods presented (even if antidilutive, using the treasury stock method and an anticipated public offering price of $6.00 per share). A total of 34,802 common equivalent shares have been used in the primary and fully-diluted earnings per share calculations pursuant to SAB 83. The fully diluted earnings per share also gives effect to the conversion of the $1,500,000 convertible debt and has not been presented for the twelve months ended December 31, 1994 and 1995 because it would be antidilutive.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Unaudited Interim Financial Information

     The unaudited interim financial statements as of June 30, 1996 and for the six month periods ended June 30, 1995 and 1996 reflect, in the opinion of management all adjustments (which include only normal recurring adjustments) necessary to fairly present the results of operations, changes in cash flows, and financial position as of and for the periods presented. The results for the interim periods presented are not necessarily indicative of results to be expected for the full year.

(3) ACQUISITION OF ASSETS

     The Company acquired the accounts receivable, inventories, property and equipment, patents, trademarks and copyrights of the wheel and tire group of Mr. Gasket Company, Inc. in a leveraged buyout on December 31, 1992. The acquisition was accounted for as a purchase and, accordingly, the purchase price of $10,602,097 was allocated to the assets acquired based upon their fair values at the date of acquisition. The fair value of the net assets acquired exceeded the purchase price and, accordingly, the fair values of the property and equipment, patents, trademarks and copyrights acquired were reduced to zero. The remaining balance of $3,687,341 ("bargain purchase element") was classified as excess of fair value of assets acquired

                            CRAGAR INDUSTRIES, INC.

over cost, and is being amortized to income over five years using the straight-line method. The unamortized balance at December 31, 1995 was $1,474,937 and was $1,106,203 (unaudited) at June 30, 1996.

(4) INVENTORIES

     Inventories consist of:

                                                                                   JUNE 30,
                                                                                     1996
                                                               DECEMBER 31,       -----------
                                                                   1995
                                                               ------------       (UNAUDITED)
    Raw materials and supplies...............................   $5,451,092        $ 4,002,339
    Work-in-process..........................................      395,761            985,663
    Finished goods...........................................    2,311,925          2,831,607
                                                                ----------         ----------
                                                                 8,158,778          7,819,609
    Less allowance for obsolete and slow-moving inventory....      778,636            727,815
                                                                ----------         ----------
                                                                $7,380,142        $ 7,091,794
                                                                ==========         ==========

(5) NON-TRADE RECEIVABLES

     In February 1994, the Company established a services agreement with a subcontractor in Mexico to provide plating services on a selection of the Company's whole wheels, wheel components and accessories. Pursuant to the services agreement, the Company advanced to the subcontractor, $65,000 cash and $240,300 of equipment to cover the costs and equipment requirements to appropriately modify the subcontractor's plating line. The receivable of $190,119 at December 31, 1995, and $144,894 (unaudited) at June 30, 1996, is being paid via a $.25 to $.50 per unit discount on the plating fees paid to the subcontractor as provided in the services agreement. Management anticipates that this receivable will be received by June 30, 1997.

(6) PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                                   JUNE 30,
                                                                                     1996
                                                               DECEMBER 31,       -----------
                                                                   1995
                                                               ------------       (UNAUDITED)
    Equipment................................................   $  953,130        $   997,685
    Leasehold improvements...................................      522,908            531,852
    Furniture and fixtures...................................       37,081             37,081
                                                                ----------         ----------
                                                                 1,513,119          1,566,619
    Less accumulated depreciation and amortization...........      466,029            613,509
                                                                ----------         ----------
    Property and equipment, net..............................   $1,047,090        $   953,110
                                                                ==========         ==========

                            CRAGAR INDUSTRIES, INC.

(7) OTHER ASSETS

     Other assets consist of the following:

                                                               DECEMBER 31,        JUNE 30,
                                                                   1995              1996
                                                               ------------       -----------
                                                                                  (UNAUDITED)
    Organization costs, net of accumulated amortization of
      $280,892 at December 31, 1995 and $327,707 (unaudited)
      at June 30, 1996.......................................    $187,260          $ 140,445
    Deferred loan costs, net of accumulated amortization of
      $23,750 at December 31, 1995 and $39,924 (unaudited) at
      June 30, 1996..........................................      71,250             62,576
    Deposits.................................................      65,795             65,795
                                                                 --------         ----------
         Total other assets..................................    $324,305          $ 268,816
                                                                 ========         ==========

(8) ACCRUED EXPENSES

     Accrued expenses consist of the following:

                                                               DECEMBER 31,        JUNE 30,
                                                                   1995              1996
                                                               ------------       -----------
                                                                                  (UNAUDITED)
    Accrual for stock adjustments, rebates, cash discounts,
      advertising and warranty...............................    $641,933         $   844,591
    Payroll and related benefits.............................      94,600             167,594
    Real estate, personal property and other taxes...........     114,594              71,358
    Professional fees........................................      58,510              45,637
    Other....................................................      15,224              28,546
                                                                 --------          ----------
                                                                 $924,861         $ 1,157,726
                                                                 ========          ==========

(9) NOTE PAYABLE

     Effective April 14, 1995, the Company entered into a credit agreement with a new finance company. The maximum amount of credit available to the Company under the new facility is $9,500,000, subject to certain restrictions with respect to the collateral borrowing base. The loan is collateralized under a security agreement which includes accounts receivable, inventories, intangible assets, and property and equipment. The loan bears interest based upon the prime rate plus 1.25% (see amendment below). The loan agreement expires three years from the effective date, and contains no automatic renewal options. The balance outstanding on this facility at December 31, 1995 was $7,300,895 and at June 30, 1996 was $6,980,827 (unaudited). The Company had $372,446 and $257,063
(unaudited) available on the line of credit at December 31, 1995 and June 30, 1996, respectively.

     As of December 31, 1995 the Company was in violation of certain financial covenants required under the credit agreement. The Company obtained a first amendment to the credit agreement from the finance company, dated May 25, 1996, which waived the Company's loan covenant violations as of December 31, 1995, as well as restated the financial covenants for the remaining duration of the credit agreement. Management believes the Company will be in compliance with the restated covenants through 1996. Certain other modifications were also included in the amendment including a change to the interest rate. Effective December 1, 1995, the loan bears interest at prime plus 2.25% (10.75% at December 31, 1995) and may decrease to prime plus 1.25% if certain thresholds of net earnings and adjusted net worth are met for the year

                            CRAGAR INDUSTRIES, INC.

ending December 31, 1996. As of June 30, 1996, the Company was in compliance with the amended financial covenants (unaudited).

(10) LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                                       JUNE 30,
                                                                                         1996
                                                                   DECEMBER 31,       -----------
                                                                       1995
                                                                   ------------       (UNAUDITED)
Unsecured promissory note bearing interest at 8%, payable in eight monthly installments of $60,000 including interest,
  totaling $480,000 annually, with a final payment of $34,367 including interest payable in May 1998. On December 15, 1994,
  $360,000 of the principal payment due in December 1994 was forgiven. The principal forgiveness resulted in an
  extraordinary gain net of tax of $153,902 for the year ended
  December 31, 1994..............................................   $1,066,098        $ 1,066,098
Unsecured promissory note to a stockholder bearing interest at 8%
  per annum, due in full on January 1, 1997, amended to allow for the conversion into 68,056 (unaudited) shares of common stock
  (Note 20)......................................................      350,000            350,000
Noninterest bearing $130,000 noncompete agreement with interest imputed at 9%, payable in monthly installments of $2,500,
  maturing
  January 1998...................................................       56,798             44,118
Promissory note, bearing interest at 9%, payable in monthly
  installments of $777, maturing June 1998, secured by
  equipment......................................................       18,542             15,277
                                                                    ----------         ----------
Total long-term debt.............................................    1,491,438          1,475,492
Less current portion.............................................      512,748            514,510
                                                                    ----------         ----------
Long-term debt, less current portion                                $  978,690        $   960,983
                                                                    ==========         ==========

     The annual maturities of long-term debt after December 31, 1995 are as follows:

                            YEARS ENDING DECEMBER 31,
        -----------------------------------------------------------------
        1996.............................................................  $  512,748
        1997.............................................................     866,373
        1998.............................................................     112,317
        1999.............................................................          --
                                                                           ----------
        Total annual maturities of long-term debt........................  $1,491,438
                                                                           ==========

                            CRAGAR INDUSTRIES, INC.

(11) SUBORDINATED INVESTOR DEBT

     Subordinated investor debt consists of the following:

                                                                                   JUNE 30,
                                                                                     1996
                                                               DECEMBER 31,       -----------
                                                                   1995
                                                               ------------       (UNAUDITED)
    Investor notes payable ("junior investor notes"),
      collateralized by a security interest in accounts
      receivable, inventories, and property and equipment,
      subject to and subordinate to the existing security
      interests of the finance company described in note 9.
      The notes bear interest at 6%, payable annually
      starting September 1994, with principal due in
      September 1995. This note was amended during 1995 to
      extend the principal due as of September 1995 to
      September 1998. The note holders have the right to
      convert their notes into 291,666 shares of $.01 par
      value common stock of the Company......................   $1,500,000        $ 1,500,000
                                                                ----------         ----------
    Total subordinated investor debt.........................    1,500,000          1,500,000
      Less current portion...................................           --                 --
                                                                ----------         ----------
         Subordinated investor debt, less current portion....   $1,500,000        $ 1,500,000
                                                                ==========         ==========

     The annual maturities of subordinated investor debt after December 31, 1995 is as follows:

                            YEARS ENDING DECEMBER 31,
        -----------------------------------------------------------------
        1996.............................................................  $       --
        1997.............................................................          --
        1998.............................................................   1,500,000
                                                                           ----------
        Total annual maturities of subordinated investor debt............  $1,500,000
                                                                           ==========

     Total interest expense on subordinated investor debt was $577,500 and $116,177 for the years ended December 31, 1994 and 1995, respectively, $45,000 (unaudited) and $60,000 (unaudited) for the six months ended June 30, 1995 and 1996, respectively.

     On January 1, 1995, the outstanding indebtedness under the subordinated investor notes (not including the junior investor notes) was contributed to the capital of the Company in the amount of $3,358,323. No securities of the Company or any other consideration was issued or delivered to the original investors in connection with the contribution.

(12) OUTSTANDING WARRANTS

     At December 31, 1995, the Company has outstanding Class A warrants to purchase 122,062.5 shares of the Company's common stock at $1.43 per share. The warrants became exercisable on or after January 1, 1993 and expire December 31, 1999. The Company also has outstanding Class B warrants to purchase 24,500 shares of the Company's common stock at $.36 per share, these warrants become exercisable on or after December 15, 1994 and expire December 31, 1999. In the opinion of management, the exercise price of the warrants approximated their fair value at the date of grant; therefore, no debt discount was recorded at the date of grant.

(13) PREFERRED STOCK

     On March 26, 1994, the Company authorized 200,000 shares of preferred stock, $.01 par value, of which no shares were issued and outstanding at December 31, 1995 or at June 30, 1996 (unaudited).

                            CRAGAR INDUSTRIES, INC.

(14) COMMON STOCK

     On September 30, 1995, the Company issued 26,410 shares of common stock at $6.64 per share in exchange for accrued interest on the junior investor notes as of September 30, 1995, in the amount of $175,245.

     On December 15, 1994, the Company issued 29,167 shares of common stock at $1.43 per share for $41,667 cash.

(15) INCOME TAXES

     The reconciliation of the expected income tax expense (benefit) calculated at the U.S. federal statutory rate of 35% to the actual income tax benefit per the financial statements for the years ended December 31, 1994 and 1995 is as follows:

                                                                       DECEMBER 31,
                                                                 -------------------------
                                                                   1994            1995
                                                                 ---------       ---------
    Computed "expected" tax benefit............................  $(529,227)      $(235,877)
    Gain on forgiveness of debt................................    387,531              --
    Change in the valuation allowance for deferred tax
      assets...................................................    159,000         216,000
    State and local income taxes, net of federal income tax
      benefit..................................................    (15,100)        (30,800)
    Other, net.................................................     (2,204)         50,677
                                                                  --------        --------
                                                                 $      --       $      --
                                                                  ========        ========

     Components of income tax expense for the years ended December 31, 1994 and 1995 follow:

                                                           CURRENT       DEFERRED       TOTAL
                                                           -------       --------       ------
    1994:
      Federal............................................  $    --        $   --        $   --
      State..............................................       --            --            --
                                                            ------        ------        ------
                                                           $    --        $   --        $   --
                                                            ======        ======        ======
    1995:
      Federal............................................  $    --        $   --        $   --
      State..............................................       --            --            --
                                                            ------        ------        ------
                                                           $    --        $   --        $   --
                                                            ======        ======        ======

     The Company has net operating loss carryforwards at December 31, 1995 of approximately $2,151,000 for federal income tax purposes which begin to expire in 2010. In the event of a change in ownership pursuant to Internal Revenue Service regulations, utilization of the net operating loss carry forwards may be eliminated or significantly reduced.

                            CRAGAR INDUSTRIES, INC.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 1994 and 1995 are presented below:

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                 1994              1995
                                                              -----------       -----------
    Deferred tax assets:
      Accounts receivable, principally due to allowance for
         doubtful accounts..................................  $   229,000       $    60,000
      Inventories, principally due to allowance for obsolete
         and slow-moving inventory..........................    1,059,000           593,000
      Differences in basis of assets upon acquisition,
         principally property and equipment and accounts
         receivable.........................................    1,219,000           806,000
      Net operating loss carryovers.........................       57,000           860,000
      Rebates and sales discounts accrual...................           --           133,000
      Other.................................................       35,000            74,000
                                                              -----------       -----------
      Total gross deferred tax assets.......................    2,599,000         2,526,000
      Less valuation allowance..............................   (2,297,000)       (2,513,000)
                                                              -----------       -----------
      Net deferred tax assets...............................      302,000            13,000
                                                              -----------       -----------
    Deferred tax liabilities:
      Property and equipment, principally due to differences
         in depreciation....................................      302,000            13,000
                                                              -----------       -----------
      Total gross deferred liabilities......................      302,000            13,000
                                                              -----------       -----------
      Net deferred income taxes.............................  $        --       $        --
                                                              ===========       ===========

     The valuation allowance for deferred tax assets as of December 31, 1994 and 1995 was $2,297,000 and $2,513,000, respectively. The net change in the total valuation allowance for the years ended December 31, 1994 and 1995 was an increase of $159,000 and $216,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon generation of future taxable income during the periods in which those temporary differences become deductible.

(16) LEASES

     The Company is obligated under various capital leases for certain equipment that expire at various dates during the next three years. The gross amount of equipment and related accumulated amortization recorded under capital leases is as follows:

                                                            DECEMBER 31,
                                                        ---------------------      JUNE 30,
                                                          1994         1995          1996
                                                        --------     --------     -----------
                                                                                  (UNAUDITED)
    Equipment.........................................  $ 94,625     $334,996      $ 334,996
    Less accumulated amortization.....................   (22,696)     (49,633)       (75,119)
                                                         -------      -------        -------
                                                        $ 71,929     $285,363      $ 259,877
                                                         =======      =======        =======

     Amortization of equipment held under capital leases is included with depreciation expense.

                            CRAGAR INDUSTRIES, INC.

     The Company also leases office and warehouse facilities and various equipment items under operating leases. The Company is responsible for all occupancy costs including insurance and utility costs. Minimum future rental commitments for all noncancelable operating leases having original or remaining lease terms in excess of one year and future minimum capital lease payments as of December 31, 1995 are:

                                                                 CAPITAL        OPERATING
                     YEARS ENDING DECEMBER 31,                    LEASES          LEASES
    -----------------------------------------------------------  --------       ----------
    1996.......................................................  $ 99,162       $  319,952
    1997.......................................................    95,295          327,213
    1998.......................................................   112,997          327,213
    1999.......................................................        --          321,977
    2000.......................................................        --          336,255
    Thereafter.................................................        --          814,604
                                                                 --------       ----------
    Total minimum lease payments...............................   307,454       $2,447,214
                                                                                ==========
    Less amount representing interest (at rates ranging from 9%
      to 19.05%)...............................................    68,540
                                                                 --------
    Present value of minimum capital lease payments............   238,914
    Less current portion of capital leases obligations.........    61,573
                                                                 --------
    Capital leases obligations, excluding current portion......  $177,341
                                                                 ========

     No renewal options are provided for in the operating lease agreements. In the normal course of business, operating leases are generally renewed or replaced by other leases. Total rental expense under operating leases with a term in excess of one month was $527,325 and $414,131 for the years ended December 31, 1994 and 1995, respectively, and $192,987 (unaudited) and $208,876 (unaudited) for the six month periods ended June 30, 1995 and 1996.

                            CRAGAR INDUSTRIES, INC.

(17) MAJOR CUSTOMERS

     The Company sold a substantial portion of its product to two customers in 1994, to two customers in 1995, and to two (unaudited) customers for the period ended June 30, 1996. Sales amounts for 1994, 1995 and 1996 (unaudited) and the related accounts receivable at December 31, 1994, 1995 and June 30, 1996 (unaudited) for these customers are as follows:

                                                          DECEMBER 31,
                                                  -----------------------------       JUNE 30, 1996
                                                     1994              1995            (UNAUDITED)
                                                  -----------       -----------       -------------
                                                    PERCENT           PERCENT            PERCENT
                                                   OF SALES          OF SALES           OF SALES
                                                  -----------       -----------       -------------
    Sales to major customers:
      Super Shops...............................      30.0%             23.6%              28.6%
      Heafner Tire..............................       1.9              11.8               12.4
      Keystone Automotive.......................       9.8               3.7                5.9
                                                      ----              ----               ----
                                                      41.7%             39.1%              46.9%
                                                      ====              ====               ====

                                                    PERCENT           PERCENT            PERCENT
                                                  OF ACCOUNTS       OF ACCOUNTS        OF ACCOUNTS
                                                  RECEIVABLE        RECEIVABLE         RECEIVABLE
                                                  -----------       -----------       -------------
    Accounts receivable from major customers:
      Super Shops...............................      46.4%             29.4%              51.9%
      Heafner Tire..............................        .4               8.6                5.3
      Keystone Automotive.......................      14.5              10.8                6.8
                                                      ----              ----               ----
                                                      61.3%             48.8%              64.0%
                                                      ====              ====               ====

(18) FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     Statement of Financial Accounting Standard No. 107 "Disclosure about Fair Value of Financial Instruments" requires disclosure of the fair value of certain financial instruments. The following methods and assumptions were used by the Company in estimating fair value disclosures for the financial instruments:

          Limitations -- Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates.

          Since the fair value is estimated as of December 31, 1995, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

          Current assets and current liabilities -- The amounts reported in the balance sheet approximates fair value due to the short maturities of these instruments.

          Long-term debt and investor subordinated debt -- The terms of the Company's long-term debt and subordinated debt approximate the terms in the market place at which they could be replaced. Therefore, the fair value approximates the carrying value of these financial instruments.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its cash with high credit quality financial institutions and generally limits the amount of credit exposure to the amount of FDIC coverage. As described in note 1, the Company sells its products to automotive aftermarket distributors and dealers

                            CRAGAR INDUSTRIES, INC.

throughout the United States, Canada, Mexico, Australia and other international markets. The Company performs ongoing credit evaluations of its customers' financial condition but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

     As of December 31, 1995, the Company had concentrations of credit risk consisting of cash balances of approximately $50,517 over the FDIC coverage at one financial institution.

(19) LITIGATION AND CLAIMS

     The Company is one of four defendants in a wrongful death lawsuit. The plaintiff is seeking damages of $5,500,000 plus an unspecified amount of punitive damages. The Company is defending itself vigorously in this matter. Any costs to the Company resulting from this case will not be covered by product liability insurance. Management of the Company is unable to determine the ultimate loss that might result from this case and, accordingly no provision has been made in the accompanying financial statements for losses, if any, that might result from this matter.

     The Company is involved in other claims arising in the normal course of operations. Management believes the outcome of these matters will not have a material adverse effect on the financial position of the Company, therefore, no provision has been made in the accompanying financial statements for losses, if any, that might result from these matters.

(20) SUBSEQUENT EVENTS

     Subsequent to December 31, 1995, the Company's Board of Directors and Stockholders formally approved the Company's stock option and restricted stock plan and nonemployee director plan (plans), which permit the granting of options to eligible employees and directors to purchase shares of the Company's common stock. The plans reserve 245,000 shares of the Company's common stock for grant. The plans provide that the options may be either incentive or nonincentive stock options. The exercise price for the incentive stock options shall not be less than 100% of the fair market value of the stock at the date of grant and 85% of the fair market value with respect to the nonincentive stock options. Options granted under the plans must be exercised in whole or in part within 10 years of the date of grant. The Company may also issue stock appreciation rights or restricted stock under provisions of the plans with similar terms to the incentive and nonincentive stock options. As of June 30, 1996, the Company granted 11,900 (unaudited) options under the nonemployee director plan at an exercise price of $5.14 a share. No options (unaudited) were granted under the restricted stock plan.

     On June 20, 1996, a stockholder of the Company entered into an agreement with a creditor of the Company, whereby the stockholder was assigned the rights to an unsecured promissory note and a non-compete agreement between the creditor and the Company. The unsecured promissory note and non-compete liability had outstanding balances of $1,066,098 and $44,118, respectively, at June 20, 1996. The stockholder paid the creditor $700,000 in consideration of said assignment.

     Subsequent to June 30, 1996, the Company obtained bridge financing from unrelated parties totaling $1,500,000 (unaudited). The holders of the bridge financing were also granted warrants to purchase 126,000 (unaudited) shares of common stock at an exercise price of $3.25 (unaudited) a share. The Company valued the warrants at $3.55 (unaudited) a share. A portion of the bridge finance proceeds were used to pay the aforementioned unsecured promissory note and non-compete agreement obligation held by a stockholder for $700,000 (unaudited), plus $79,727 (unaudited) for interest and service charges related to the assignment. The Company will recognize a $410,216 (unaudited) extraordinary gain on the transaction.

                            CRAGAR INDUSTRIES, INC.

     Subsequent to June 30, 1996, the Company terminated a service agreement with a subcontractor in Mexico, and sold certain assets maintained in Mexico to a third party for $350,000 (unaudited). The assets had no book value at the time of sale.

     Effective September 27, 1996, the Company's Board of Directors approved a 7-to-1 stock split and increased the authorized number of shares of common stock from 700,000 to 5,000,000 (unaudited) shares. All share and per share amounts have been restated to reflect the effect of the stock split.

================================================================================

         No dealer, salesman, or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company, or by any of the Underwriters. This Prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of an offer to buy those to which it relates in any state to any person to whom it is not lawful to make such offer in such state. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any date subsequent to its date.


                                TABLE OF CONTENTS

                                                         Page
                                                         ----
Available Information................................      3
Subscription Information.............................      3
Prospectus Summary...................................      4
Risk Factors.........................................      8
Use of Proceeds......................................     14
Dividend Policy......................................     14
Dilution.............................................     15
Capitalization.......................................     17
Selected Financial Data..............................     18
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.........................................     20
Business.............................................     27
Management...........................................     37
Certain Transactions.................................     42
Principal Shareholders...............................     44
Description of Securities............................     46
Shares Eligible for Future Sale......................     49
Plan of Distribution.................................     51
Legal Matters........................................     53
Experts..............................................     53
Index to Financial Statements........................    F-1

UNTIL _________, 1996, (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS.
================================================================================


================================================================================

                           CRAGAR INDUSTRIES, INC.

                               1,000,000 Units

                                  PROSPECTUS


                             ______________, 1996


================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Bylaws provide that the corporation shall to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), indemnify and hold harmless any person who was or is a party, or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "Indemnitee") against expenses, liabilities and losses (including attorneys' fees, judgments, fines, excise taxes or penalties paid in connection with the Employee Retirement Income Security Act of 1974, as amended, and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that except as provided in this Section with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any such Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding or part thereof was authorized by the board of directors of this corporation.

         The right to indemnification conferred in the Company's Bylaws includes the right to be paid by the corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an Indemnitee in his capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is not further right to appeal that such Indemnitee is not entitled to be indemnified for such expenses under this section or otherwise. The rights to indemnification and to the advancement of expenses conferred in this Section shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee's heirs, executors and administrators.

         If a claim under the two preceding paragraphs of this Section is not paid in full by the corporation within sixty (60) days after a written claim has been received by the corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty
(20) days, the Indemnitee may at any time thereafter bring suit against the corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an advancement of expenses) and (ii) in any suit brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the corporation shall be entitled to recover such expenses upon a final adjudication that the Indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the corporation (including its board of directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses under this Section or otherwise shall be on the corporation.

         The Delaware General Corporation Law provides that indemnification is permissible only when the director, officer, employee, or agent acted in good faith and in a manner reasonable believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also precludes indemnification in respect of any claim, issue, or matter as to which an officer, director, employee, or agent shall have been adjudged to be liable to the Company unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite such adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Securities and Exchange Commission Registration Fee            $  4,329
Nasdaq Filing Fee                                                 7,291
NASD Fee                                                          1,929
Printing Expenses                                                40,000
Legal Fees and Expenses                                         150,000
Accounting Fees and Expenses                                     95,000
Blue Sky Filing Fees and Expenses                                25,000
Warrant Agent, Transfer Agent and Registrar Fees                  3,000
Miscellaneous                                                    73,451
                                                              ---------
         Total                                                $ 400,000*
                                                              =========

*        Estimated

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

Since September 30, 1993, the Company has sold the following unregistered securities:

         1. On September 30, 1993, the Company privately sold for cash $1,500,000 principal amount of 6% convertible subordinated secured promissory notes (the "1993 Junior Notes") to certain accredited and sophisticated investors. On September 30, 1995, the 1993 Junior Notes were amended to increase the annual interest rate from 6% to 8% and the conversion ratio from 1% per $100,000 principal amount of the 1993 Junior Notes to 1 1/3% per $100,000 principal amount of the 1993 Junior Notes. The purchasers of the 1993 Junior Notes were David Atkins; CN Partners, L.P.; Phyllis Cohen; Anthony Dalessio; Irving Davies; Sidney Dworkin; Edward R. Falkner; Julius Kramer; MDA Financial, Inc.; Kenneth Reichle; Gerald Richter; James Schoke; Elayne Schoke; and Donald Shapiro.

         2. On December 15, 1994, the Company issued to Mr. Sidney Dworkin 29,166.9 shares of Common Stock, 3,937.5 Class A Warrants, and a promissory note in the principal amount of $108,333 (the "$108,333 Note") in exchange for $150,000 cash. Each Class A Warrant entitles the holder to purchase one share of Common Stock at $1.43, exercisable at any time before December 31, 1999. The $108,333 Note had an interest rate of 15% per annum, payable annually in five installments commencing January 1, 1995. On January 31, 1995, Mr. Dworkin contributed the $108,333 Note to the capital of the Company.

         3. On December 15, 1994, the Company issued to Mr. Sidney Dworkin 24,500 Class B Warrants and a promissory note in the principal amount of $350,000 (the "$350,000 Note") in exchange for $350,000 cash. Each Class B Warrant entitles the holder to purchase one share of Common Stock at $0.36, exercisable at any time on or before December 31, 1999. The $350,000 Note bears interest at a rate of 8% per annum, payable monthly through January 1, 1997. The $350,000 Note is automatically convertible upon the closing of this Offering into approximately 68,055.6 shares of the Company's Common Stock.

         4. On September 30, 1995, the Company agreed to issue shares of its Common Stock to the holders of the 1993 Junior Notes, and the holders of the 1993 Junior Notes agreed to accept such Common Stock, in lieu of paying interest that had accrued on the 1993 Junior Notes. Pursuant to that agreement, each holder of the 1993 Junior Notes received 15,069.26 shares of the Company's Common Stock for every $100,000 of interest payable. In aggregate, 26,409.46 shares of Common Stock were issued for $175,245. The holders of the 1993 Junior Notes were the same accredited and sophisticated investors as set forth above in paragraph 1.

         5. On June 10, 1996, pursuant to the Company's Non-Employee Directors' Stock Option Plan, the Company granted options to current and former members of the Board of Directors to purchase 9,800 shares of the Company's Common Stock. All options were granted with an exercise price of $5.14 per share. The options were issued to Mark Schwartz, Sidney Dworkin, Donald McIntyre, Phyllis Froimson, and Victor Scaravilli. Also, effective June 10, 1996, the Company's Board of Directors granted James Schoke, a former director of the Company, an option to purchase 2,100 shares of the Company's Common Stock at an exercise price of $5.14 per share.

         6. On July 1, 1996, the Company sold securities totaling $1,500,000 to certain accredited and sophisticated investors. In consideration thereof, each investor received from the Company (i) the Company's promissory note in the principal amount of the investor's individual investment (the "Bridge Note"), and (ii) Class C Warrants, in the amount of 8,400 warrants for each $100,000 the investor individually invested. Each Class C Warrant entitles the holder to purchase one share of the Company's Common Stock at $3.25, exercisable at any time before June 30, 2001. The Bridge Notes will be automatically converted upon the closing of this Offering into approximately 19,444.4 shares of Common Stock for each $100,000 of principal amount of the Notes. These Bridge Notes and Class C Warrants were sold to the following investors: Hymie Akst; Michael Bushey; Central Fill Pharmacy; Inc.; Irving Davies; Melvin Gershman, IRA; Edward R. Falkner; Marvin Kogod; Marc Loveman, IRA; Beno Michel; Kenneth M. Reichle, Jr.; Robert M. Rosin; Royal Bank of Scotland; RFD Associates, Ltd.; Harry Schwartz; Mark Schwartz; Paul T. Sciarrino; Wesley Wood.

         Each transaction described above was deemed exempt from registration under the Securities Act pursuant to Section 4(2) of the Act regarding transactions not involving any public offering.

ITEM 27.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
1.1      Form of Participating Dealer Agreement

3.1 Second Amended and Restated Certificate of Incorporation of the Registrant filed with State of Delaware on October 1, 1996

3.2      Amended and Restated Bylaws of the Registrant

4.1 Second Amended and Restated Certificate of Incorporation of the Registrant (filed as Exhibit 3.1)

4.2      Form of Certificate representing Common Stock

4.3      Form of Warrant Agreement

4.4 Form of Warrant Certificate (attached as Exhibit A to Form of Warrant Agreement filed as Exhibit 4.3)

4.5 Form of Participating Dealer Warrant Agreement (attached as Exhibit A to Form of Participating Dealer Agreement filed as Exhibit 1.1)

4.6 Form of Participating Dealer Warrant Certificate attached as Exhibit B to Participating Dealer Warrant Agreement referenced as Exhibit 4.5)

4.7 Form of 1993 Convertible Subordinated Secured Note of the Registrant, dated September 30, 1993

4.7(a) Form of First Note Amendment to 1993 Convertible Subordinated Secured Note of the Registrant, dated September 30, 1995

4.7(b) Form of Second Note Amendment to 1993 Convertible Subordinated Secured Note of the Registrant

4.8 $350,000 Promissory Note of the Registrant, dated December 15, 1994, issued to Sidney Dworkin

4.8(a) Agreement between Registrant and Sidney Dworkin, dated October 12, 1995, amending the terms and conditions of the $350,000 Promissory Note

4.8(b) First Note Amendment to the $350,000 Promissory Note of the Registrant issued to Sidney Dworkin

4.9      Form of 1996 Unsecured Promissory Bridge Note of the Registrant

4.10 Credit and Security Agreement, dated as of April 14, 1995, executed by and between Registrant and Norwest Business Credit, Inc.

4.10(a) Amendment to Credit and Security Agreement, dated as of September 19, 1995, executed by and between Registrant and Norwest Business Credit, Inc.

4.11     Form of Class A Stock Purchase Warrant Certificate*

4.12     Form of Class B Stock Purchase Warrant Certificate*

4.13     Form of Class C Stock Purchase Warrant Certificate*

4.14 Form of Stock Option / Restricted Stock Grant for grants made pursuant to either or both the Cragar Industries, Inc. 1996 Non-Employee Directors' Stock Option Plan filed as Exhibit 10.1 and the Cragar Industries, Inc. 1996 Stock Option and Restricted Stock Plan filed as
         Exhibit 10.2

5.1 Opinion of Snell & Wilmer L.L.P. regarding the legality of the Units and Dealer Warrants being registered

10.1     Cragar Industries, Inc. 1996 Non-Employee Directors' Stock Option Plan

10.1(a) First Amendment to the Cragar Industries, Inc. 1996 Non-Employee Directors' Stock Option Plan, dated October 1, 1996

10.2     Cragar Industries, Inc. 1996 Stock Option and Restricted Stock Plan

10.2(a) First Amendment to the Cragar Industries, Inc. 1996 Stock Option and Restricted Stock Plan, dated October 1, 1996

10.3 Commercial Lease, dated February 5, 1993, executed by and between Registrant and Principal Mutual Life Insurance Company

10.4 Employment Agreement, dated January 1, 1996, executed by and between Registrant and Tony Barrett

10.5 Purchase Program, dated January 24, 1996, executed by and between Registrant and Super Shops

10.6 Form of 1992 Promissory Note of Registrant, dated December 31, 1992, issued in connection with Registrant's original capitalization
---------------
* To be filed by Amendment.

10.6(a) Form of First Note Amendment of 1992 Promissory Note of Registrant, dated September 30, 1994

10.6(b) Form of Agreement to Forgive Interest, dated December 14, 1994, executed by and between Registrant and certain holders of 1992 Promissory Notes of Registrant

10.6(c)  Form of Letter, dated February 16, 1995, issued by Registrant to
         (i) holders of the 1992 Promissory Notes of Registrant, and
         (ii) holder of the $350,000 Note of Registrant, whereby holders of the Notes agreed to contribute to capital the 1992 Promissory Notes and the $350,000 Note

10.7 $108,333 Promissory Note of Registrant, dated December 15, 1994, issued to Sidney Dworkin

10.7(a)  Form of Letter, dated February 16, 1995, issued by Registrant to
         (i) holders of the 1992 Promissory Notes of Registrant, and
         (ii) holder of the $350,000 Note of Registrant, whereby holders of the Notes agreed to contribute to capital the 1992 Promissory Notes and the $350,000 Note (attached as Exhibit 10.6(c))

10.8 Cognovit Promissory Note dated September 30, 1993, executed by Registrant and payable to Performance Industries, Inc.

10.8(a) Cross Receipt executed by and between Lee Hartzmark and Registrant in connection with Assignment of Cognovit Promissory Note

11.1     Computation of Earnings Per Share

21       List of Subsidiaries of the Registrant

23.1 Consent of Snell & Wilmer, L.L.P (included in Opinion of Snell & Wilmer L.L.P. regarding the legality of the Units and Dealer Warrants being registered filed as Exhibit 5.1)

23.2 Consent of KPMG Peat Marwick LLP, independent certified public accountants

24       Power of Attorney (included on signature page of Registration
         Statement)

27       Financial Data Schedule

99.1     Form of Escrow Agreement

99.2     Form of Subscription Agreement

ITEM 28.  UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus field by the Registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                  (2) For purposes of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) including any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; (iii) include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form SB-2 and has authorized this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the 3rd day of October, 1996.

                                       CRAGAR INDUSTRIES, INC.

                                  By: /s/ Michael L. Hartzmark
                                     -------------------------------------
                                     Michael L. Hartzmark
                                     President and Chief Executive Officer

         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below hereby authorizes Michael L. Hartzmark and Tony Barrett and each of them, as attorney-in-fact, to sign in his name and behalf, individually and in each capacity designated below, and to file any amendments, including post-effective amendments to this registration statement.

    SIGNATURE                TITLE                                   DATE
    ---------                -----                                   ----
/s/ Michael L. Hartzmark      President, Chief Executive             October 3, 1996
------------------------      Officer, and Director (Principal
Michael L. Hartzmark          Executive Officer)


/s/ Anthony W. Barrett        Vice President of Operations           October 3, 1996
------------------------      (Principal Financial and
Anthony W. Barrett            Accounting Officer)


/s/ Sidney Dworkin            Director                               October 3, 1996
------------------------
Sidney Dworkin

/s/ Donald McIntyre           Director                               October 3, 1996
------------------------
Donald McIntyre

/s/ Mark Schwartz             Director                               October 3, 1996
------------------------
Mark Schwartz

                                   APPENDIX A

                   DESCRIPTION OF GRAPHIC AND IMAGE MATERIAL


Location:       Inside Front cover of the Prospectus
Item:           Photographs
Description:    The photographs appearing on the inside front cover of the
                Prospectus are, beginning with the center photograph and then moving clockwise from the upper left hand corner, of the following types of wheels: (a) CRAGAR Legacy S/S Super Sport
                Series 08/61, (b) CRAGAR LITE Three Spoke Series 230,
                (c) CRAGAR Racing Super Star Series 44, (d) TRU~SPOKE Wire
                Wheels TRU~CRUISER Series 16/716, and (e) CRAGAR One-Piece
                Aluminum Split Five Spoke Series 247.